RECEIVED

2008 FEB -6 A 6:42

[redacted]

08000577

SUPPL

SEMI-ANNUAL REPORT

The 60th Term April 1, 2007 through September 30, 2007

PROCESSED

FEB 11 2008

THOMSON FINANCIAL

ARISAWA MFG. CO., LTD.

301-046

TABLE OF CONTENTS

Cover Page

Type of Submitted Document:	Semi-Annual Report
Submitted to:	Chief of Kanto Financial Affairs Bureau
Date of Submission:	December 19, 2007
Interim Fiscal Term:	During the 60th Term (from April 1, 2007 to September 30, 2007)
Name of Company:	Kabushiki Kaisha Arisawa Seisakusho
English Translation of Company Name:	Arisawa Mfg. Co., Ltd.
Name and Title of Representative:	Sanji Arisawa, President and Chief Executive Officer
Location of Principal Office:	5-5, Minami Honcho 1-chome, Joetsu City, Niigata Prefecture
Telephone Number:	(025) 524-5124
Contact Person:	Koji Ohta, General Control, General Affairs Department
Nearest Liaison Office:	12-5, Yanagibashi 2-chome, Taito-ku, Tokyo
Telephone Number:	(03) 3861-1110
Contact Person:	Hideo Koike, General Affairs Group, Tokyo Branch Office
Places where Copies of Semi-Annual Report Are Available for Public Inspection:	Arisawa Mfg. Co., Ltd., Tokyo Branch Office 12-5, Yanagibashi 2-chome, Taito-ku, Tokyo Arisawa Mfg. Co., Ltd., Osaka Branch Office Konishi Nissei Building 11th Floor, 12-12, Minami Senba 4-chome, Chuo-ku, Osaka Tokyo Stock Exchange 2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo

PART I. INFORMATION ABOUT THE BUSINESS

1. General Conditions of Business

1. Changes in Principal Business Indicators, etc.

(1) Consolidated Business Indicators, etc.

Term	First half of 58th term	First half of 59th term	First half of 60th term	58th term	59th term
Accounting Period	From April 1, 2005 to September 30, 2005	From April 1, 2006 to September 30, 2006	From April 1, 2007 to September 30, 2007	From April 1, 2005 to March 31, 2006	From April 1, 2006 to March 31, 2007
Sales (¥ millions)	22,146	24,431	19,937	44,759	42,652
Ordinary profits (¥ millions)	2,954	2,590	1,662	5,320	3,580
Net profits for the interim (current) period(¥ millions)	1,897	1,599	1,011	3,892	2,213
Net assets (¥ millions)	40,503	42,966	43,337	42,927	43,117
Total assets (¥ millions)	54,899	59,708	56,425	56,385	53,443
Net asset per share (¥)	1,127.13	1,215.95	1,236.95	1,209.93	1,231.45
Earnings per share for the interim (current) period (%)	52.27	45.13	28.90	108.06	62.83
Fully diluted earnings per share for the interim (current) period (¥)	52.14	45.04	28.87	107.82	62.75
Net worth ratio (%)	73.8	71.9	76.7	76.1	80.6
Cash flows from operating activities (¥ millions)	986	2,207	3,118	4,470	2,618
Cash flows from investing activities (¥ millions)	230	Δ8	Δ1,195	Δ1,097	Δ1,971
Cash flows from financing activities (¥ millions)	Δ3,115	Δ1,418	Δ907	Δ4,122	Δ1,907
Balance of cash or cash equivalents at the end of interim period (end of year) (¥ millions)	4,145	6,088	5,066	5,308	4,057
Number Of Employees	1,014	999	939	1,001	952

(Note) 1. Consumption tax not included in sales amounts.

2. From the 59th term, "Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 5 of Accounting Standards for Business Enterprises) and "Guidelines for Application of Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 8 of Application Guidelines of Accounting Standards for Business Enterprises) have been applied.

(2) Business Indicators of the Company

Term	First half of 58th term	First half of 59th term	First half of 60th term	58th term	59th term
Accounting Period	From April 1, 2005 to September 30, 2005	From April 1, 2006 to September 30, 2006	From April 1, 2007 to September 30, 2007	From April 1, 2005 to March 31, 2006	From April 1, 2006 to March 31, 2007
Sales (¥ millions)	20,475	22,907	18,664	41,696	39,672
Ordinary profits (¥ millions)	2,373	2,346	1,204	3,676	2,644
Net income for the interim (current) period (¥ millions)	1,408	1,555	657	2,419	1,756
Capital Stock (¥ millions)	7,073	7,117	7,117	7,101	7,117
Total Number of Shares Issued And Outstanding (1,000 Shares)	36,493	36,547	36,549	36,526	36,547
Net Assets (¥ millions)	33,325	33,408	32,887	33,370	33,094
Total Assets (¥ millions)	46,744	48,802	44,798	45,884	42,102
Dividends per share (¥)	---	---	---	33.00	26.00
Net Worth Ratio (%)	71.3	68.4	73.3	72.7	78.5
Number Of Employees	766	760	716	757	703

(Note) 1. Consumption tax not included in sales amounts.

2. From the 59th term, "Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 5 of Accounting Standards for Business Enterprises) and "Guidelines for Application of Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 8 of Application Guidelines of Accounting Standards for Business Enterprises) have been applied.

3. As the Interim Consolidated Financial Statement is prepared, statement of "net asset per share," "earnings per share for the interim (current) period," and "fully diluted earnings per share for the interim (current) period" was omitted.

2. Business Lines

There has been no material change in information regarding Business Lines of our group (the Company and its affiliated companies) during the current interim consolidated accounting period. Also, there has been no material change in major affiliated companies.

3. Status of Affiliated Companies

There has been no material change in important affiliated companies during the current interim consolidated accounting period.

4. Status of Employees

(1) Status of Consolidated Companies

(as of September 30, 2007)

Name of Business Segment	Number of employees
Manufacturing and sales of industrial materials etc.	936
Other businesses	3
Total	939

(Note) The number of employees indicates full-time employees and does not include part-time and temporary employees.

(2) Status of the Submitting Company

(as of September 30, 2007)

Number of Employees	716

(Note) The number of employees indicates full-time employees and does not include part-time and temporary employees.

(3) Labor Union

There is no material matter concerning the labor-management relationship.

2. Status of Business

1. Outline of Business Performance, etc.

(1) Performance

Economic conditions in the current interim consolidated accounting period have progressed on a gradual recovery trajectory due to improvements in corporate performance and an increase in capital investment, etc., however uncertainty surrounding subprime housing loan issues in the United States is of an increasing concern for the future.

Furthermore, in the related industries of the Company, in addition to more intensified competition over digital products, including mobile phones and large size TVs, etc., as a result of a price hike in materials due to soaring crude oil prices, the business environment grew more severe.

Under such an environment, our Group (the Company, the consolidated subsidiaries and the affiliated companies to which the equity method applies) concentrated our management resources in the electronic materials field in the business of manufacturing and sales of industrial materials to increase sales. However, when compared to the previous interim consolidated accounting period, sales in the display materials field, including Fresnel lenses for projection TVs, etc., largely decreased and the sales price of flexible printed circuit board materials in the electronic materials field remained sluggish net sales in the current interim consolidated accounting period were ¥19,937 million, a decrease of 18.4% from the previous interim consolidated accounting period.

Due to the significant decreases in sales prices in connection with intensified competition and the increase in raw materials prices, as regards profits, operating profit was ¥1,193 million, a decrease of 42.3% from the previous interim consolidated accounting period and ordinary profit was ¥1,662 million, a decrease of 35.8% from the previous interim consolidated accounting period.

Interim net profit was ¥1,011 million, a decrease of 36.8% from the previous interim consolidated accounting period.

Business results by segment are as follows.

In the electronic materials field in the business of manufacturing and sales of industrial materials, sales of flexible and rigid printed circuit board materials decreased, and net sales were ¥12,570 million, a decrease of 9.8% from the previous interim consolidated accounting period (amount of orders received was ¥12,559 million, a decrease of 6.5%, and production output decreased by 12.6% as compared to the previous interim consolidated accounting period on a non-consolidated basis of the submitting company).

In the display materials field, due to the large decrease in sales of Fresnel lenses for projection TVs, net sales were ¥2,631 million, a decrease of 44.0% from the previous interim consolidated accounting period (amount of orders received was ¥ 2,635 million, a decrease of 43.5% and production output decreased by 58.6% as compared to the previous interim consolidated accounting period on a non-consolidated basis of the submitting company).

In the electric insulation materials field, net sales were ¥1,535 million, a decrease of 10.6% from the previous interim consolidated accounting period. In the industrial application structural materials field, net sales were ¥1,713 million, a decrease of 13.5% from the previous interim consolidated accounting period. For related products, net sales were ¥1,437 million, a decrease of 29.8% from the previous interim consolidated accounting period.

In other segments, net sales were ¥48 million, a decrease of 2.8% from the previous interim consolidated accounting period.

For performance of segments by business category, as the Group is mainly operating business of manufacturing and sales of industrial materials, and the ratio of the said business accounts for over 90% of both the total of net sales of all segments and the total of operating profits, the statement was omitted.

The category for regional segments does not apply as our corporate group only engages in business within Japan.

It should also be noted that the amounts of sales, orders and the like stated in this section do not include the amount of consumption tax, etc.

(2) Cash Flows

Cash and cash equivalents (hereinafter referred to as "Funds") in the current interim consolidated accounting period decreased ¥1,021 million (16.8%) from the previous interim consolidated accounting period and the Funds were ¥5,066 million at the end of the current interim consolidated accounting period.

Status of each cash flow and the factors thereof in the current interim consolidated accounting period are as follows.

(Cash Flow from Operating Activities)

For cash flow from operating activities, cash inflow was ¥3,118 million, an increase of ¥911 million (41.3%) as compared to the previous interim consolidated accounting period due to the decline in the increase of accounts receivable, etc., while net profit before taxes, etc., decreased.

(Cash Flow From Investing Activities)

For cash flow from investing activities, cash outflow was ¥1,195 million, an increase of Funds expenditure of ¥1,187 million as compared to the previous interim consolidated accounting period due to the decrease in revenues from reimbursement of time deposits and the increase in expenditures by the acquisition of tangible fixed assets and investment securities.

(Cash Flow from Financing Activities)

For cash flow from financing activities, cash outflow was ¥907 million, a decrease in Funds expenditure of ¥511 million as compared to the previous interim consolidated accounting period due to the expenditure by acquisition of treasury stocks and the decrease in the payment of dividends, etc.

2. Manufacturing, Orders and Sales

The group (the Company and its consolidated subsidiaries. The same shall apply hereinafter.) has many different categories of products manufactured and sold, in widely differing areas, and even products of the same type are not necessarily the same in their volume, construction, form or other elements. There are also products which are not manufactured on a produce to order basis, and we do not indicate production volume or order volume in monetary amounts or quantities for business segment.

For this reason we have indicated the relationships for performance for each business segment in "1. Outline of Business Performance, etc.," with respect to the status of manufacturing, orders and sales.

The following states the percentages of sales by major customer and percentage of total sales during the previous interim consolidated accounting period and the current interim consolidated accounting period.

Customer	Previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)		Current interim consolidated accounting period (April 1, 2007 to September 30, 2007)	
	Amount (thousands of yen)	Ratio (%)	Amount (thousands of yen)	Ratio (%)
Sumitomo Shoji Chemicals	6,792,953	27.8	6,116,725	30.6
Mitsui & Co., Ltd.	1,177,915	4.8	2,197,569	11.0

Note: The amounts in the above table do not include consumption tax.

3. Tasks to be Tackled

Our group has implemented the following corporate policies, based on the philosophy of "creation, innovation and challenge."

I. To reform ourselves under a sense of crisis.

II. To promote business differentiation through speedy actions, anticipating changes in the market.

III. To formulate a new business foundation through bold ideas and an aggressive approach.

Based on its corporate policy, the Company aims at creating corporate value and increasing our shareholders' value through improvements in customer satisfaction levels, increased speed in new product development and strengthening profitability via thorough cost reductions.

The Company invested business resources in the two fields of materials for flexible printed circuit boards and Fresnel lenses, which used to be niche markets, and has built up a robust management foundation, however, the competition has become much tougher as the market has expanded and changed. We will continue thorough cost reductions and development of differentiated products in these fields as our mid and long-term business strategies and we will also place focus on the early development of our next core products.

In order to accomplish the said business strategies early and securely, we must cope with the following tasks.

1)To concentrate business resources in the electronic materials field and accelerate development of differentiated products to increase net sales as well as aim at early development of our next core products in the display materials field.

2)To promote proactive technical tie-ups to attempt early start of developed products.

3)To strongly promote Arisawa Production System for improvements in productivity and make efforts at thorough cost reductions.

4)To aim at utilizing a network system and promoting reinforcement of mobility through anticipation and sharing of information.

In the event that acquisition of large block shares of the Company was conducted, for the purpose of constraining acquisition of large block shares against the corporate values of our Group and the common interest of shareholders, by enabling to secure information and time for shareholders to consider whether to respond to the large block acquisition or for the Board of Directors to propose alternative proposals to our shareholders and negotiate for the shareholders, the Company adopted a resolution on "Matters Concerning Introduction of Countermeasures Against Acquisition of Large Block Shares of the Company (Defensive Measures Against Takeover)" at the Board of Directors' meeting, held on May 24, 2007, and the resolution was submitted to the 59th annual general meeting of shareholders, held on June 28, 2007 and it was approved.

1. Purpose of Introduction of Countermeasures

The Company since its incorporation in 1909, has made efforts at technological innovation and product development while consistently responding to user needs as well as addressing improvements in corporate value by developing unique technologies integrating weaving, coating and molding under an environment of favorable labor relations. The Company's Board of Directors believes that the company is always obligated to continue to develop along its historical path of accumulating technologies as well as understanding such corporate value and fostering improvement of this corporate value over the long run.

We have witnessed such takeover methods across stock markets recently, through forceful acquisition of large block share buyouts without sufficient explanation or consultation with shareholders of a targeted company or its top management. Not a few of these buyouts can be regarded as leading to loss of corporate value, forced sale of large block shares or violation of shareholder interests.

The Board of Directors of the Company believes that while the company's shares have been listed on the stock exchange and investors can freely trade shares of the company, a large block acquisition of shares of the Company against the will of the Board of Directors of the Company or a takeover bid accompanying the transfer of control of the Company should not be denied if such actions contribute to the interest of all shareholders through an improvement in corporate value, and a final judgment should be made by all shareholders of the Company. If such a large block acquisition of shares of the Company and similar acts are conducted or proposals are made (hereinafter collectively referred to as a "Takeover"), in order for shareholders to make an appropriate judgment, we think it is best to have a bidder or proposer who seeks a Takeover (hereinafter collectively referred to as a "Takeover Bidder") provide detailed information and disclose sufficient information to shareholders as well as having the Board of Directors of the Company express its opinions which will in turn allow the shareholders to directly express their opinions at the general meeting of shareholders, etc., on which proposal is best suited to securing and improving corporate value and the interests of the shareholders.

For that purpose, we have determined that it is necessary to secure the disclosure of necessary and sufficient information and a period for examination and consideration of a Takeover Bid by presenting

rules and procedures to be complied with by a Takeover Bidder through Company developed countermeasures for acquisition of large block shares of the Company (hereinafter referred to as the "Rules").

In the event that implementation of countermeasures has been approved at the general meeting of shareholders, etc., to confirm the will of shareholders, and that a Takeover Bidder does not comply with the Rules or that it is clear a Takeover will destroy corporate value, countermeasures shall be implemented in accordance with the Rules.

In this regard, if the implementation of countermeasures is disapproved at the general meeting of shareholders, etc., to confirm the will of shareholders and that the Board of Directors of the Company acknowledged that a proposal of a Takeover Bidder would contribute to the interests of all the shareholders through an improvement in corporate value after examination of a proposal by a Takeover Bidder and negotiations with a Takeover Bidder in accordance with the Rules, a conclusion shall be promptly published and countermeasures shall not be implemented.

2. Contents of the Rules

(1) Contents of Countermeasures

In the event that a Takeover Bidder appears and a conclusion is reached that countermeasures shall be implemented after taking procedures provided for in the Rules, the percentage of holding share certificates, etc., of the Company of a Takeover Bidder shall be reduced by implementing the allocation of new share subscription rights (hereinafter referred to as "New Share Subscription Rights") without consideration with the following terms.

1) Exercise condition that a Takeover Bidder may not exercise the right shall be imposed.
2) The term that the Company may acquire New Share Subscription Rights from a person other than a Takeover Bidder in exchange for shares of the Company shall be imposed.

(2) Procedures for Implementation of Countermeasures

1) A Takeover to be subject to the Rules

A Takeover to be subject to the Rules shall be those other than recognized as not against corporate value and the common interest of the shareholders by The Board of Directors of the Company and falling under any of the following. In this regard, the terms and concepts used in items a. and b. shall be governed by the definitions set forth in the Securities and Exchange Law, Chapter 2-3 "Disclosures of Status of Large Block Holding of Share certificates, etc."

a. Acquisition by a Takeover of the shares, issued by the Company, which will result in the holding of share certificates, etc., of the shareholders being 20% or more.
b. Tender offer of share certificates, etc., issued by the Company, which will result in the total of holding of share certificates, etc., by a tender offer and special related persons being 20% or more.

2) Obligation and Demand of Information Provision of Takeover Bidder

A Takeover Bidder who carries out a Takeover set forth in "1) A Takeover subject to the Rules" shall, prior to carrying out a Takeover, be required to submit documents (hereinafter referred to as a "Takeover Description") describing all the information necessary for consideration of the details of a Takeover by a Takeover Bidder provided for below (hereinafter referred to as "Necessary Information" in the form prescribed by the Company, including a written oath that a Bidder will, in bidding, comply with the procedures provided for in the Rules.

In the event that the Board of Directors of the Company determined that the details of a Takeover Description are insufficient for Necessary Information, the Board may require a Takeover Bidder to submit additional information by an appropriate deadline. In such an event, a Takeover Bidder shall be obliged to submit the required information by the deadline.

In this regard, in the event that a Takeover Bidder is recognized as having initiated a Takeover without observing the obligations under the Rules, the countermeasures shall be implemented based on the judgment of the Board of Directors of the Company.

a. Details of a Takeover Bidder and its group (including co-holders, special related persons and (in case of funds) partners and other members) (including particular names, capital composition, and financial conditions, etc.)
b. Purpose, method and details of a Takeover (including amount, type of consideration of a Takeover, time of a Takeover, mechanism of related transactions, legality of the method of a Takeover, feasibility of a Takeover)
c. Basis for calculation of purchase price (facts constituting preconditions of calculation, calculation method, numerical information used for calculation and impact amount expected to accrue due to a series of transactions related to a Takeover and the basis for calculation, including the impact amount to be distributed to minority shareholders and the basis for calculation)

d. Evidence of Takeover funds (specific name of provider of Takeover funds (including substantial provider), how to procure funds and the details of related transactions)
e. Management policy, business plan, capital policy and dividend policy of the Company and the Company Group after a Takeover.
f. Policy of treatment of employees, clients, customers, regional related parties and other stakeholders of the Company and the Company Group after a Takeover
g. If there are any conflicts of interest between other shareholders of the Company, specific measures to avoid them
h. Other information that the Board of Directors of the Company reasonably determines as necessary

3) Examination of a Takeover Description and Obligation of a Takeover Bidder to Negotiate

The Board of Directors of the Company shall, upon receipt of a Takeover Description which describes the Necessary Information set forth in "2) Obligation and Demand of Information Provision of a Takeover Bidder" (hereinafter referred to as an "Appropriate Takeover Description"), promptly announce to that effect and begin examination of Necessary Information and negotiations with a Takeover Bidder. A Takeover Bidder shall be obliged to promptly respond if the Board of Directors of the Company requests consultation and negotiation and provide the materials to be considered and other information.

4) Determination of Record Date for Voting

The Board of Directors of the Company shall determine the record date for determining the temporary list of shareholders (hereinafter referred to as a "Record Date for Voting") as the procedures for confirming the will of shareholders after receipt of an Appropriate Takeover Description and make publication at least two (2) weeks before the Record Date for Voting.

Record Date for Voting shall not be later than either of the date within sixty (60) calendar days to be determined by the Board of Directors of the Company as necessary for examination of the Takeover Bid after the receipt of an Appropriate Takeover Description (hereinafter referred to as the "Examination Period") or the date calculated by the days required for determining the list of shareholders under the relevant laws and regulations by the manager of the list of shareholders, which ever arrives later.

5) Opinions of the Board of Directors and Preparation of Alternative Proposal

The Board of Directors of the Company shall announce the opinions of the Board of Directors of the Company regarding a Takeover Bid so that the shareholders may determine precisely whether a Takeover Bid would contribute to improvement in corporate value and the common interest of the shareholders as well as present any alternative proposal by the Company so that the shareholders may make an appropriate comparison with a takeover bid.

In preparation of the opinions and any alternative proposal by the Board of Directors of the Company, we will make consideration in the preparation of any alternative proposal which will help evaluate a Takeover Bid, excluding arbitrary judgment of the Directors of the Company and contribute to improvement in corporate value and the common interest of shareholders, by fully incorporating advice of independent third parties, mainly consisting of the Outside Directors and Outside Auditors (including financial advisers, certified public accountants, attorneys, consultants and other experts).

In the event that the Board of Directors of the Company acknowledged that a Takeover Bid would contribute to the common interest of shareholders due to an improvement in corporate value as a result of examination of a Takeover Bid of a Takeover Bidder and negotiations with a Takeover Bidder in accordance with the Rules, the Company shall promptly announce to that effect and shall not implement countermeasures.

6) Procedures for Confirming the Will of Shareholders

Under the Rules, confirmation of the will of shareholders shall be made at either the annual general meeting of shareholders or the extraordinary general meeting of shareholders (hereinafter referred to as a "General Meeting of Shareholders to Confirm Will of Shareholders) whether they approve the issue of New Share Subscription Rights to implement the countermeasures after considering a Takeover Bid and the opinions and any alternative proposal by the Board of Directors of the Company.

a. General Meeting of Shareholders to Confirm Will of Shareholders

General Meeting of Shareholders to Confirm Will of Shareholders shall be held promptly after the determination of the Record Date for Voting and the procedures for the annual general meeting of shareholders provided for in the laws and regulations and the Articles of Incorporation of the Company shall apply mutatis mutandis to the procedures for convening and the method of exercising voting rights at the General Meeting.

At General Meeting of Shareholders to Confirm Will of Shareholders, shareholders holding 1/3 or more of the voting rights of the total shareholders attending, including the exercise of voting

rights in writing, and resolutions shall be adopted by a majority of the said voting rights.

b. Shareholders who may Exercise Voting Rights
Shareholders who may exercise voting rights at the General Meeting of Shareholders to Confirm Will of Shareholders shall be the shareholders who are entered or recorded in the final list of shareholders and the list of beneficial shareholders as of the Record Date for Voting determined by the Board of Directors of the Company.

c. In case of the Condition of Not Voting or Attending of 1/3 or more of Shareholders
In the event that shareholders holding 1/3 or more of the voting rights of the total shareholders did not vote in writing or did not attend the General Meeting of Shareholders to Confirm Will of Shareholders, countermeasures shall not be implemented as the will of shareholders deemed to be unconfirmed.

d. The results of confirmation of the will of the shareholders shall be disclosed as soon as they are determined.

7) Resolutions of the Board of Directors

In the event that a Takeover Bidder does not withdraw a Takeover Bid, the Board of Directors of the Company shall promptly adopt a resolution of implementing or not implementing the allocation of New Share Subscription Rights without consideration in accordance with the results of the procedure for confirming the will of shareholders and disclose the details of a resolution.

Under the Rules, a Takeover Bidder shall be requested to refrain from carrying out a Takeover until the Board of Directors of the Company adopts a resolution of not implementing the allocation of New Share Subscription Rights without consideration.

In this regard, in the event that the matters set forth either in item a. or item b. below occur after a resolution of the allocation of New Share Subscription Rights without consideration by the Board of Directors of the Company was adopted, the Board of Directors of the Company may adopt a resolution which is either (i) the allocation of New Share Subscription Rights without consideration may be suspended until the advent of the period of exercising New Share Subscription Rights or (ii) after the allocation without consideration is in effect, the New Share Subscription Rights shall be acquired without consideration.

In the event that such a resolution has been adopted, the information of the details of a resolution and other related matters shall promptly be disclosed.

a. In the event that a Takeover Bidder withdrew a Takeover Bid after a resolution of allocation without consideration was adopted, and that otherwise a takeover no longer exists.

b. In the event that a Takeover by a Takeover Bidder does not fall under any of the requirements set forth in "(3) Requirements for Implementing Countermeasures based on the Judgment of the Board of Directors" or that it is unreasonable to allow implementation or exercise of allocation of New Share Subscription Rights without consideration due to changes in the facts which resulted in the adoption of the resolution of allocation without consideration even if it falls under any of them.

(3) Requirements for Implementing Countermeasures based on the Judgment of the Board of Directors

In the event that the Board of Directors of the Company determines that a takeover by a Takeover Bidder falls under any of the following items below, a countermeasure (allocation of New Share Subscription Right without consideration) shall promptly be implemented after disclosing the basis of determination.

1) Takeover that does not comply with the procedures provided for in the Rules

2) The following Takeovers which might clearly compromise corporate value of the Company and the common interest of shareholders.

a. Act of buying up share certificates, etc., and demand the Company to purchase share certificates, etc., at high prices.

b. Act of conducting management for realizing the interest of a Takeover Bidder at the expense of the Company, including temporary control of the management of the Company and acquiring the material assets of the Company at low prices.

c. Act of diverting the assets of the Company to collateralize debts and repayment funds of a Takeover Bidder and its group companies.

d. Act of making the Company pay out high dividends with the profit earned by disposal of high-value assets of the Company which are not related to the business for the time being or sell at high prices the shares which rose by a temporary high dividend by temporarily controlling the management of the Company.

3) Takeover which might in fact force the shareholders to sell such as forced two-tiered takeover (without soliciting a Takeover of all the shares at a first Takeover Bid and carrying out a second takeover such as a tender offer by making a Takeover Bid at less favorable conditions for purchase or without making it clear).

(4) Overview of Allocation of New Share Subscription Rights without Consideration

Overview of the allocation of New Share Subscription Rights without consideration is as follows.

1) Number of New Share Subscription Rights

New Share Subscription Rights of the same number as the total number of the final outstanding shares (less the number of treasury shares held by the Company as of the date) at a certain date (hereinafter referred to as an "Allocation Date") determined by a resolution of the Board of Directors of the Company (hereinafter referred to as a "Resolution of Allocation of New Share Subscription Right") of allocation of New Share Subscription Right without consideration

2) Shareholders subject to Allocation

To the shareholders other than the Company, except for the Takeover Bidder, entered or recorded in the final list of shareholders or the list of beneficial shareholders as of the Allocation Date, New Share Subscription Right shall be allocated by one New Share Subscription Right to one share held by the shareholder.

3) Effective Date of Allocation of New Share Subscription Right without Consideration

It shall be a date to be separately determined by the Board of Directors of the Company in the resolution of allocation of New Share Subscription Rights without consideration.

4) Number of Shares subject to New Share Subscription Rights

Number of common shares of the Company (hereinafter referred to as the "Number of Subject Shares") which is the subject of one New Share Subscription Right shall be one share.

5) Value of Assets to be contributed in Exercise of New Share Subscription Rights

Object of contribution made in exercising the New Share Subscription Rights shall be money and the value per share of the Company of the assets contributed in exercising the New Share Subscription Rights shall be the amount determined by the Board of Directors of the Company at equal to or less than the amount equivalent to 50% of the market price of the common shares of the Company and ¥1 or more.

Market price shall be the average of the final price of the common shares of the Company on the Tokyo Stock Exchange for ninety (90) days prior to the date of the resolution of allocation of New Share Subscription Rights (except for the days no trade was effected) and fractions less than ¥1 shall be rounded up.

6) Period of Exercising New Share Subscription Rights

Period of exercising New Share Subscription Rights shall begin on the effective date of allocation without consideration (or another date to be determined by the Board of Directors of the Company) and for the period between one (1) month and two (2) months to be determined by the Board of Directors of the Company in the resolution of allocation of New Share Subscription Rights.

Provided, however, that the period of exercising the New Share Subscription Rights for acquisition of the New Share Subscription Rights by the Company under the provision of "9) Acquisition of New Share Subscription Rights by the Company" shall be by the previous day of the acquisition date. If the final day of an exercising period falls on a holiday of the place of monetary payment to be paid in exercising the Right, the previous business day shall be the final day.

7) Terms of Exercising New Share Subscription Right

The persons falling under any of the following items below (hereinafter referred to as a "Disqualified Person") may not generally exercise New Share Subscription Right.

(i) Specific Large Block Shareholders
(ii) Co-holders of the Specific Large Block Shareholders
(iii) Specific Large Block Share Takeover Bidders
(iv) Special Related Person of the Specific Large Block Takeover Bidders
(v) Person who was transferred or succeeded the New Share Subscription Rights from a person falling under any of the above without the approval of the Board of Directors of the Company
(vi) Related persons of a person falling under any of the above

Non-residents who are required for prescribed procedures in exercising New Share Subscription Rights under the applicable foreign laws and regulations may not generally exercise the New Share Subscription Rights (with respect to the New Share Subscription Rights of non-residents who are not a Disqualified Person shall be subject to acquisition in consideration of the shares of the Company as set forth in "9) Acquisition of New Share Subscription Rights by the Company.")

Further, in exercising the Right, submission of representation, warranty and other written oath, etc., which shows that a person satisfies the terms of exercising New Share Subscription Right may be requested in the form prescribed by the Company.

In this regard, the terms used above are defined as follows.

a. "Specific Large Block Shareholders" mean the holders of share certificates, etc., issued by the Company (as defined in Article 27-23, paragraph 1 of the Securities and Exchange Law. Hereinafter the same shall apply unless otherwise defined) (including the persons included in the holders under Article 27-23, paragraph 3 of the Law) and hold 20% or more of the share certificates, etc., of said share certificates, etc., (as defined in Article 27-23, paragraph 4 of the

Law) (including those who are recognized as falling under such person by the Board of Directors of the Company).

b. "Co-holder" means a co-holder as defined in Article 27-23, paragraph 5 of the Securities and Exchange Law and includes a person who is regarded as a co-holder under the same Article, paragraph 6 (including those who are recognized as falling under such person by the Board of Directors of the Company).

c. "Specific Large Takeover Bidder" means a person who made a publication that a person would carry out a Takeover, etc., (as defined in Article 27-2, paragraph 1 of the Securities and Exchange Law. Hereinafter the same shall apply.) of the share certificates, etc., issued by the Company (as defined in Article 27-2, paragraph 1 of the Law. Hereinafter the same shall apply in this item c.) through tender offer (as defined in Article 27-2, paragraph 6 of the Securities and Exchange Law) and the percentage of holding of the share certificates, etc., (as defined in Article 27-2, paragraph 8 of the Law. Hereinafter the same shall apply.) is 20% or more of the share certificates, etc., held by the person after a Takeover (including the cases defined in Article 7, paragraph 3 of the Enforcement Order of the Securities and Exchange Law) together with the percentage of share certificates, etc., held by the Special Related Persons.
Provided, that the acquisition and holding of share certificates, etc., of the Company by a person is recognized as not against corporate value of the Company and the common interest of the shareholders by the Board of Directors of the Company (the Board of Directors of the Company may recognize at any time). In the event that the Board of Directors of the Company recognizes that it shall not be against corporate value of the Company and the common interest of the shareholders under certain terms, it shall be limited to the cases where the terms are satisfied.) A certain person otherwise determined by the Board of Directors of the Company in the resolution of allocation of New Share Subscription Right shall not fall under the Specific Large Block Takeover Bidder.

d. "Special Related Person" means a person defined in Article 27-2, paragraph 7 of the Securities and Exchange Law (including those who are recognized as falling under such person by the Board of Directors of the Company).
Provided, that as to the person set forth in the same paragraph, item 1, the person who is provided for in Article 3, paragraph 1 of the Cabinet Office Ordinance concerning Disclosure of Tender Offer for Share Certificates, etc., by the Person other than Issuer shall be excluded.

e. "Related Person" who is a Disqualified Person means a person recognized as a person by the Board of Directors of the Company who substantially controls, is controlled by or under the common control of a person or as a person who acts in collaboration with a person. "Control" means the "cases where the decision of policy of financial matters and business of the other company, etc., is controlled" (as defined in Article 3 of the Enforcement Rules of the Corporation Law).

8) Restrictions on Assignment of New Share Subscription Right
Assignment of New Share Subscription Right shall require the approval of the Board of Directors of the Company.

9) Acquisition of New Share Subscription Rights by the Company

a. The Company may, if the Board of Directors of the Company recognizes it is appropriate to acquire New Share Subscription Rights, acquire all the New Share Subscription Rights without consideration at any time for the period preceding the commencement date of exercising New Share Subscription Right on a day determined by the Board of Directors of the Company.

b. The Company may acquire all the New Share Subscription Rights unexercised by the previous day of the date determined by the Board of Directors held by those other than those who cannot exercise the Right under the provisions of "7) Terms of Exercising New Share Subscription Right" and issue one share of common shares of the Company in the number of subject shares to one New Share Subscription Right in exchange for them.
In the event that the Board of Directors of the Company recognizes that the person other than those who may not exercise New Share Subscription Right under the provisions of "7) Terms of Exercising New Share Subscription Right" above appeared after the date of such acquisition, if there are any unexercised Rights by the previous day of the date determined by the Board of Directors out of New Share Subscription Rights held by the person as of the date determined by the Board of Directors of the Company after the date of said acquisition, the Company may acquire all of them and may issue one common share in the number of subject share per New Share Subscription Right in exchange for them. The same shall apply thereafter.

10) Issue of Certificate of New Share Subscription Right
Certificate of New Share Subscription Right shall not be issued.

11) Modification by Amendment of Laws and Regulations
Provisions in the laws and regulations referred to in the above are based on the provisions in

effect as of May 24, 2007 and if any necessity arises for modifying the provisions or the meanings of terms set forth in the above due to enactment, amendment or repeal of the laws and regulations after the said date, the Board of Directors of the Company may change the reading of the pertinent provisions or the meanings of terms to a reasonable extent from time to time, taking into consideration the purpose of the said enactment or amendment or repeal.

(5) Term, Repeal and Amendment of the Rules

Term of the Rules shall be by the annual general meeting of shareholders to be held in 2009; provided, however, that the Rules shall be repealed at the time of resolution if a resolution of repealing the Rules was adopted at the Board of Directors of the Company even before expiry of the term.

In the event that a resolution of modifying and amending the Rules is adopted at the Board of Directors of the Company before expiry of the term, the details of modification and amendment and other matters shall be promptly disclosed.

3. Reasonableness of the Rules

(1) Satisfaction of the Requirements of Guidelines concerning Takeover Countermeasures

The Rules satisfy the three principles set forth in the "Guidelines for Takeover Countermeasures for Securing or Improving Corporate Value and the Common Interest of Shareholders" published on May 27, 2005 by the Ministry of Economy, Trade and Industry and the Ministry of Justice.

(2) Judgment by Direct Resolution of Shareholders

As stated in "1. Purpose of Introduction of Countermeasures," the Rules are to confirm directly the will of shareholders on approval or disapproval of a Takeover Bid by a Takeover Bidder. In confirmation of the will of shareholders, it is almost impossible for the Directors to make individual solicitation for the protection of their own interests and there is no room for arbitrary intention of the Directors.

As any alternative proposal by the Company to a Bid of a Takeover Bidder will be presented for comparison by fully incorporating the advice of independent third parties and excluding arbitrary judgment of the Directors of the Company, we believe all the shareholders may make their judgment appropriately.

(3) Restrictions on Implementation of Countermeasures by the Judgment of the Board of Directors

As stated in "(3) Requirements for Implementing Countermeasures based on the Judgment of the Board of Directors" of "2. Contents of the Rules," it is restricted to the cases where the violation of the Rules or destruction of corporate value and the common interest of shareholders are clear that a countermeasure can be implemented by the Board of Directors of the Company without confirming the will of shareholders.

So-called "Sunset-clause," which limits the term of the Rules to two (2) years, is also attached.

4. Impact on Shareholders

(1) Impact on Shareholders at the time of Introduction of the Rules

At the time of introduction of the Rules, as the allocation of New Share Subscription Right is not made, there will be no direct specific impact on the shareholders and investors.

(2) Impact on Shareholders at the time of Implementation of the Rules

At the time of implementation of the Rules, one New Share Subscription Right shall be allocated without consideration to one share held by the shareholders as of the Allocation Date to be separately determined in adopting a resolution of allocation of New Share Subscription Right by the Board of Directors of the Company. Under these procedures, since the shareholders shall naturally be the holders of New Share Subscription Rights at the date of allocation without consideration, there will be required no procedure of the shareholders, including application, etc.

Provided, however, that if a shareholder does not take procedures for exercise of New Share Subscription Right to be described in detail below, including monetary payment within the period of exercising the Right, the shares of the Company held by a shareholder will be diluted due to the exercise of New Share Subscription Rights by other shareholders.

In this regard, based on the resolution of the Board of Directors of the Company, the Company may issue the shares of the Company in exchange for the acquired New Share Subscription Rights from the shareholders other than a Disqualified Person in accordance with "3) Procedures for Acquisition of New Share Subscription Rights by the Company" of "(3) Request to Shareholders for Actions in connection with Allocation of New Share Subscription Rights without Consideration."

In the event that the Company took procedures for acquisition, as the shareholders other than a Disqualified Person shall receive common shares of the Company without exercising New Share Subscription Right or any monetary payment equal to the exercise amount, the shares of the Company held by them shall not generally be diluted.

As stated in "7) Resolutions of the Board of Directors" of "(2) Procedures for Implementation of

Countermeasures" of "2. Contents of the Rules" and "9) Acquisition of New Share Subscription Rights by the Company" of "(4) Overview of Allocation of New Share Subscription Rights without Consideration," the Company may suspend allocation of New Share Subscription Right by the previous day of commencement of exercising New Share Subscription Right after the ex-rights date when the shareholders to be allocated New Share Subscription Rights are determined, or New Share Subscription Rights may be acquired without consideration after the effective date of allocation without consideration. In such an event, dilution of the share value per share does not occur, the investors who conducted trading of the shares on presumption of dilution of the share value per share might suffer from damages due to changes in share prices.

(3) Request to Shareholders for Actions in Connection with Allocation of New Share Subscription Right without Consideration

1) Name Transfer

In implementing allocation of New Share Subscription Right without consideration, the Board of Directors of the Company shall publish the Allocation Date of New Share Subscription Rights and New Share Subscription Rights shall be allocated to the shareholders without consideration as of the Allocation Date. In such an event, shareholders are required to make name transfer promptly. In this regard, if use is made of Japan Securities Depository Center, Inc. name transfer is not necessary.

2) Procedures for Exercising New Share Subscription Rights

The Company shall send request for exercising New Share Subscription Rights in the form prescribed by the Company and other documents necessary for exercising New Share Subscription Rights to the shareholders entered or recorded in the final list of shareholders and the list of beneficial shareholders as of the Allocation Date.

After shareholders submit these documents to the Company within the period of exercising New Share Subscription Rights after allocation without consideration, they are kindly requested to pay the amount determined at equal to or less than the amount equivalent to 50% of the market price and ¥1 or more per New Share Subscription Right in the resolution of allocation of New Share Subscription Right without consideration by the Board of Directors of the Company and one share of the Company shall be issued to the shareholder per New Share Subscription Right.

3) Procedures for Acquisition of New Share Subscription Rights by the Company

The Company may acquire New Share Subscription Rights as of the date to be separately determined by the Board of Directors of the Company in accordance with the statutory procedures if the Board of Directors of the Company has adopted a resolution to acquire New Share Subscription Rights. Under such an adoption, shareholders shall generally receive one share of common shares of the Company per New Share Subscription Right as consideration for acquisition of New Share Subscription Rights by the Company. In this regard, shareholders may be requested to submit a written oath in the form prescribed by the Company, including representation and warranty clause, representing that the shareholder is not a Disqualified Person, indemnity clause and other covenants.

In addition to the above, the details of method of allocation, name transfer, exercise, and acquisition by the Company shall be disclosed or sent to shareholders after a resolution is adopted by the Board of Directors of the Company concerning New Share Subscription Right.

4. Important Agreement, etc., for Operation

In the current interim consolidated accounting period, no agreement was executed, which is material to the business.

5. Research and Development Activities

For research and development activities of our Group, the submitting Company carries out major research and development activities and intends to deploy technologies to consolidated subsidiaries.

For research and development, as a technology development oriented company, a flexible organization is basically adopted in order to meet the needs of users, which have undergone diversification and advancement. Mainly in our core segments, that is, the electronic materials field, display materials field, and compound materials field, including electric insulation materials and industrial application structural materials, etc., we constantly pursue research and development of new technologies and products, aiming at promotion of technologies and expansion of basic technologies, taking into consideration the launch of new products and incubation of next generation products and the future.

Examples of electronic materials include fiberglass cloth for printed circuit boards, pre-pregs for special printed circuit boards, and FPC (flexible printed circuit board) materials. Examples of display materials include anti-reflective films and materials related to 3D (stereoscopic displays); while for compound materials examples include materials related to super-conductivity, materials for aircraft interiors, electrical insulation materials and materials related to electronics equipment.

As of the end of the interim consolidated accounting period we had 172 personnel involved in research and development activities, and our research and development expenses during this period amounted to ¥1,294 million.

The following are major research achievements in our manufacturing and sales of industrial materials during the current interim consolidated accounting period.

- Development of Low Stiffness Halogen-free Copper-clad Board

  While in recent years, demand for halogen-free FPC materials has increased, the Company, as an advanced manufacturer of halogen-free materials, has built up its business. While the previous halogen-free materials were mainly for multi-purpose uses, the Company has continued development aiming at higher functionality and developed a new halogen-free copper-clad board, which has superior low stiffness and migration resistance required for FPC materials around liquid crystals, which requires particularly strict properties and we have started sample work. The Company further made it possible to constrain the cost to the level of multi-purpose use and expects that it will be the low stiffness halogen-free copper-clad board, which can respond to multi-purpose use in overseas markets.

- Development of Halogen-free Phosphorus-free Coverlay

  Currently, many halogen-free FPC materials use phosphorous components for flame-resistant treatment, but the Company succeeded in establishing flame-resistant treatment without using phosphorous components based on our advanced resin compounding technology. Using this flame-resistant treatment, response to fine circuit patterns became possible and we developed a halogen-free and phosphorus-free coverlay, which can be distinguished from other similar products, and have launched demonstrations and prepared sample work for major customers. We believe this new coverlay can respond to the requirements of high-spec users and expect it will lead to an increase in our market share in the future.

- Ultra-thin 30μ Pre-preg

  Utilizing our unique glass cloth weaving technology and resin compounding technology, we have already provided the market with ultra-thin pre-preg materials with an insulation layer of 40μm, using 20μm cloth. In addition to the excellent adhesiveness with FPC materials and good workability (resin spallability), by adding such differentiated properties as a non-flow property, etc., we recorded significant results with the adoption of board materials for mobile devices. The Company completed its ultra-thin 15μm cloth, which maintains the flatness of film in response to demands for thinner products and developed a pre-preg with an insulation layer of 25μm in thickness in advance of the rest of the industry. With this ultra-thin pre-preg, mass production of both halogen-type and halogen-free-type is possible and we have prepared a system to respond to the needs of customers, which require multi-purpose applications and multi-specifications.

- Development of Anti-reflection Film for PDP

  In the PDP market, demand for higher quality and lower prices has further increased. We have promoted further technological developments of two-layered anti-reflective films and developed low priced products which have high hardness and good anti-static and antifouling properties. As such, we expect to increase our market share.

- Development of Large Boards Xpol for 3D (stereoscopic displays)

  We continued development of large products of 3D (stereoscopic displays) Xpol for liquid crystal monitors and started shipment. The product has been highly evaluated by users and to respond to many active inquiries from users, we are planning on increasing mass production facilities and aim at business expansion in the future.

3. Status of Facilities

1. Status of Major Facilities

There was no significant change in major facilities during the current interim consolidated accounting period.

2. Plan of New Installation and Retirement, etc., of Facilities

(1) In the current interim consolidated accounting period, there are no major changes in connection with new installation of significant facilities, which were planned at the end of the previous consolidated fiscal year.

(2) In the current interim consolidated accounting period, completion of new installation of significant facilities was as follows, which were in the planning stage at the end of the previous consolidated fiscal year.
At Arisawa Fiber Glass Co., Ltd., establishment of new electronic materials manufacturing facilities were completed in May 2007, which was planned at the end of the previous consolidated fiscal year, and started operations.
Since our group has many products that differ in content and form, and since the facilities used for each of these products can be shared, it is very difficult to state the increased capacity of the manufacturing facilities of our group, and for this reason we have omitted entry of this category.

(3) New installation plan of significant facilities which have been newly determined in the current interim consolidated accounting period is as follows.

Company Name Office Name	Location	Name of Business Segment	Content of Facilities	Scheduled Investments		Method of fund raising	Start and date of scheduled completion		Increased capacity after completion
				Total (thousand yen)	Amount paid (thousand yen)		Start	Completion	
Submitting Company, Nakadahara-Nishi Factory			Display materials manufacturing facilities	176,800	—		June 2007	January 2008	
				233,700	—		August 2007	January 2008	
Submitting Company, Minami-Honcho Factory	Joetsu City, Niigata	Manufacturing and sales of industrial materials	Electronic materials manufacturing facilities	87,500	—	Own funds	August 2007	March 2008	Note 2
Submitting Company, Nakadahara Factory			Industrial application structural materials manufacturing facilities	64,600	—		October 2007	January 2008	

(Note) 1. The amounts in the above table do not include consumption tax.

2. Since our group has many products that differ in content and form, and since the facilities used for each of these products can be shared, it is very difficult to state the increased capacity of the manufacturing facilities of our group, and for this reason we have omitted entry of this category.

4. Status of the Submitting Company

1. Status of Equity Shares, etc.

(1) Total Number of Shares, etc.

1) Total number of shares

Class	Authorized number of shares to be issued
Common Stock	130,000,000
Total	130,000,000

2) Shares issued

Class	Number of shares issued and outstanding at the end of the interim accounting period (as of September 30, 2007)	Number of shares issued and outstanding as of date submitted (as of December 19, 2007)	Name of the financial products exchange in which they are listed or the name of trade associations of registration authorized financial products	Contents
Common Stock	36,549,629	36,549,629	Tokyo Stock Exchange (Market First Section)	---
Total	36,549,629	36,549,629	---	---

(Note) In the column of "Number of shares issued and outstanding as of date submitted," the number of shares issued as a result of exercising the right to subscribe for new shares from December 1, 2007 to the date of submission of this interim report is not included.

(2) Status of New Share Subscription Rights, etc.

New share subscription rights issued under the former Commercial Code were as follows.

1) Resolution at the Annual General Meeting of Shareholders as of June 27, 2003

	At the end of the interim accounting period (as of September 30, 2007)	At the end of the previous month of the submission date (as of November 30, 2007)
Number of new share subscription rights	1,963	1,912
Number of treasury new share subscription rights out of new share subscription rights (unit)	---	---
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	196,300	191,200
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	2,954	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2005 through June 30, 2008	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 2,954 Paid-in Capital Amount 1,477	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being a director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.
Matters concerning substitute payment	---	---
Matters concerning issue of new share subscription rights in connection with reorganization.	---	---

2) Resolution at the Annual General Meeting of Shareholders as of June 29, 2004

	At the end of the interim accounting period (as of September 30, 2007)	At the end of the previous month of the submission date (as of November 30, 2007)
Number of new share subscription rights	1,517	1,466
Number of treasury new share subscription rights out of new share subscription rights (unit)	---	---
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	151,700	146,600
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	4,393	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2006 through June 30, 2009	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 4,393 Paid-in Capital Amount 2,197	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being an employee of the Company or a director or an employee of the affiliated companies of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.
Matters concerning substitute payment	---	---
Matters concerning issue of new share subscription rights in connection with reorganization.	---	---

3) Resolution at the Annual General Meeting of Shareholders as of June 29, 2005

	At the end of the interim accounting period (as of September 30, 2007)	At the end of the previous month of the submission date (as of November 30, 2007)
Number of new share subscription rights	371	Same as on the left.
Number of treasury new share subscription rights out of new share subscription rights (unit)	---	---
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	37,100	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	1	Same as on the left.
Exercise period of the new share subscription rights	August 1, 2005 through July 31, 2025	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 1 Paid-in Capital Amount 1	Same as on the left.
Terms and conditions to exercise the new share subscription rights	(1) Eligible persons may exercise the new share subscription rights only at the time of their retirement from office of directors of the Company; provided, however, that the eligible persons may exercise the new share subscription rights during the period between the following day of the date of retirement (hereinafter referred to as the "Commencement Date of Exercising Right") and the date elapsing ten (10) days from the Commencement Date of Exercising Right. (2) In the event that the eligible person has died, among his/her heirs, only the spouse, children and direct ancestors of the first degree may exercise the new share subscription rights; provided, however, that heirs may exercise the new share subscription rights during the period between following day of the retirement of the eligible person by death and the date elapsing three (3) months from that date.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.
Matters concerning substitute payment	---	---
Matters concerning issue of new share subscription rights in connection with reorganization.	---	---

(Note) It was granted in lieu of payment of money to the directors of the Company whose termination of the retirement bonuses was approved at the 56th general meeting of shareholders (June 29, 2004).

4) Resolution at the Annual General Meeting of Shareholders as of June 29, 2005

	At the end of the interim accounting period (as of September 30, 2007)	At the end of the previous month of the submission date (as of November 30, 2007)
Number of new share subscription rights	1,638	1,587
Number of treasury new share subscription rights out of new share subscription rights (unit)	---	---
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	163,800	158,700
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	2,637	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2007 through June 30, 2010	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 2,637 Paid-in Capital Amount 1,319	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being an employee of the Company or a director or an employee of the affiliated companies of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.
Matters concerning substitute payment	---	---
Matters concerning issue of new share subscription rights in connection with reorganization.	---	---

New share subscription rights issued under the Corporation Law were as follows.

1) Resolution at the Annual General Meeting of Shareholders as of June 29, 2006

	At the end of the interim accounting period (as of September 30, 2007)	At the end of the previous month of the submission date (as of November 30, 2007)
Number of new share subscription rights	1,839	Same as on the left.
Number of treasury new share subscription rights out of new share subscription rights (unit)	---	---
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	183,900	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	1,810	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2008 through June 30, 2011	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 2,243 Paid-in Capital Amount 1,122	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being an employee of the Company or a director or an employee of a subsidiary of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.
Matters concerning substitute payment	---	---
Matters concerning issue of new share subscription rights in connection with reorganization.	---	---

2) Resolution at the Annual General Meeting of Shareholders as of June 28, 2007

	At the end of the interim accounting period (as of September 30, 2007)	At the end of the previous month of the submission date (as of November 30, 2007)
Number of new share subscription rights	2,000	Same as on the left.
Number of treasury new share subscription rights out of new share subscription rights (unit)	---	---
Classes of shares subject to the new share subscription rights	Common Stock	Same as on the left.
Number of shares subject to the new share subscription rights	200,000	Same as on the left.
Amount to be paid-in upon exercise of the new share subscription rights (Yen)	1,187	Same as on the left.
Exercise period of the new share subscription rights	July 1, 2009 through June 30, 2012	Same as on the left.
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (Yen)	Issue Price 1,480 Paid-in Capital Amount 740	Same as on the left.
Terms and conditions to exercise the new share subscription rights	Being an officer or an employee of the Company or a director or an employee of a subsidiary of the Company at the time of exercising the rights.	Same as on the left.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.	Same as on the left.
Matters concerning substitute payment	---	---
Matters concerning issue of new share subscription rights in connection with reorganization.	In the event that a merger contract in which a Company is a defunct company has been approved, or that a proposal for approval of a stock swap agreement in which the Company becomes a wholly owned subsidiary or a proposal for a transfer of stocks has been approved at a general meeting of shareholders, except as the surviving company or the wholly owning parent approves the obligation to grant new share subscription rights, the Company may acquire the New Share Subscription Rights without consideration.	Same as on the left.

(3) Details of Rights Plan

No applicable matter.

(4) The Change in Total Number of Shares Issued, Capital, etc.

Date	Number of shares issued and outstanding		Capital (thousands of yen)		Capital reserves (thousands of yen)	
	Change	Balance	Change	Balance	Change	Balance
April 1, 2007 through September 30, 2007	2,600	36,549,629	2	7,117,253	---	6,229,282

(Note) The increase is due to the exercise of the new share subscription rights.

(5) Status of Major Shareholders

As of September 30, 2007

Full name or corporate name	Address	Number of shares held	Ratio of shares held to total number of shares issued and outstanding (%)
Mitsubishi Gas Chemical Co., Ltd. *1	5-2, Marunouchi 2-chome Chiyoda-ku, Tokyo	1,472,166	4.02
Japan Trustee Services Bank, Ltd. (Trust account)	8-11 Harumi 1-chome Chuo-ku, Tokyo	1,232,100	3.37
The Master Trust Bank of Japan, Ltd. (Trust account)	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	1,144,000	3.12
Hachijuni Bank, Ltd.	178-8, Nakagosho Okada Nagano-city, Nagano	1,000,930	2.73
Eiichi Arisawa	Joetsu City, Niigata Prefecture	783,446	2.14
JP Morgan Chase Bank, 380084 (Standing Agent: The Mizuho Corporate Bank, Ltd. Kabuto-cho Custody Office)	125 LONDON WALL,LONDON,EC2Y 5AJ, UNITED KINGDOM (6-7 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	764,800	2.09
Arisawa Kenko Ltd.	3-11-44 Nishishiro-cho, Joetsu City, Niigata Prefecture	764,238	2.09
The Daishi Bank, Ltd. (Standing Agent: The Master Trust Bank of Japan, Ltd.)	1071-1 7-bancho, Higashiborimaedori, Chuo-ku, Niigata-shi, Niigata Prefecture (11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo)	628,903	1.72
Chase Manhattan Bank GTS Clients Account Escrow (Standing Agent: The Mizuho Corporate Bank, Ltd. Kabuto-cho Custody Office)	5TH FLOOR,TRINITY TOWER 9, THOMAS MORE STREET LONDON, E1W 1YT,UNITED KINGDOM (6-7 Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	598,174	1.63
The Master Trust Bank of Japan, Ltd. (Employee retirement funds account and Mitsubishi Electric Corporation's Account)	11-3, Hamamatsu-cho 2-chome, Minato-ku, Tokyo	530,536	1.45
Total	---	8,919,293	24.40

(Note) *1. Shares held by Mitsubishi Gas Chemical Co., Ltd. include 966,306 shares contributed by Mitsubishi Gas Chemical Co., Ltd. to the trust assets of retirement benefits trust (the name in the register of shareholders is "The Master Trust Bank of Japan, Ltd. (Retirement Benefit Trust Account/ Mitsubishi Gas Chemical Co., Ltd. Account).

2. In addition to the above, we hold 1,556,966 shares of treasury stock.

(6) Status of Voting Rights

1) Shares issued and outstanding

As of September 30, 2007

Category	Number of Shares	Number of Rights	Remarks
Shares without voting rights	---	---	---
Shares with restricted voting rights (treasury stock, etc.)	---	---	---
Shares with restricted voting rights (others)	---	---	---
Shares with full voting rights (treasury stock, etc.)	Common Stock 1,556,900	---	---
Shares with full voting rights (others)	Common Stock 34,832,300	348,323	---
Odd stocks	Common Stock 160,429	---	---
Total number of shares issued and outstanding	36,549,629	---	---
Total number of voting rights of shareholders	---	348,323	---

(Note) 7,100 shares and 71 rights held in the name of Securities Holding and Transfer Authorities are included in Number of Shares and Number of Rights of Shares with full voting rights (others), respectively.

2) Treasury Stocks, etc.

As of September 30, 2007

Full name or corporate name, etc., of holder		Number of shares held			Ratio of shares held to total number of shares issued and outstanding (%)
Full name or corporate name	Address	In own name	In other's name	Total	
Arisawa Mfg. Co., Ltd.	5-5 Minami Honcho1-chome, Joetsu-shi, Niigata Prefecture	1,556,900	---	1,556,900	4.25
Total	---	1,556,900	---	1, 556, 900	4.25

2. Share Price Movement

The highest/lowest share prices during the current interim accounting period:

Month	April 2007	May 2007	June 2007	July 2007	August 2007	September 2007
High (¥)	1,264	1,188	1,087	1,240	1,231	1,112
Low (¥)	1,150	1,036	1,030	1,000	1,060	1,001

(Note) Highest and lowest share prices are those on the 1st Section of Tokyo Stock Exchange Co., Ltd.

3. Status of Officers

There are no changes to Officers from the date of submission of Securities Report for the previous fiscal year through the date of submission of the current Semi-Annual Report.

5. Status of Accounting

1. Method of Preparation of Interim Consolidated Financial Statements and Interim Financial Statements

(1) The interim consolidated financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Interim Consolidated Financial Statements" (Ministerial Ordinance No. 24 of the Ministry of Finance of 1999; hereinafter referred to as "Regulations of Interim Consolidated Financial Statements").

During the previous interim consolidated accounting period (from April 1, 2006 to September 30, 2006), financial statements have been prepared in compliance with the Regulations of Interim Consolidated Financial Statements before the amendment, and during the current interim consolidated accounting period (from April 1, 2007 to September 30, 2007), financial statements have been prepared in compliance with the Regulations of Interim Consolidated Financial Statements after the amendment.

(2) The interim financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Interim Financial Statements" (Ministerial Ordinance No. 38 of the Ministry of Finance of 1977; hereinafter referred to as "Regulations of Interim Financial Statements").

During the previous interim accounting period (from April 1, 2006 to September 30, 2006), financial statements have been prepared in compliance with the Regulations of Interim Financial Statements before the amendment, and during the current interim accounting period (from April 1, 2007 to September 30, 2007), financial statements have been prepared in compliance with the Regulations of Interim Financial Statements after the amendment.

2. Certification of Auditing

The Company received the interim audit of the interim consolidated financial statements for the previous interim consolidated accounting period (from April 1, 2006 to September 30, 2006) and the interim financial statements for the previous interim accounting period (from April 1, 2006 to September 30, 2006) under Article 193-2 of the Securities and Exchange Law, and the interim consolidated financial statements for the current interim consolidated accounting period (from April 1, 2007 to September 30, 2007) and the interim financial statements for the current interim accounting period (from April 1, 2007 to September 30, 2007) under Article 193-2, paragraph 1 of the Japanese SOX Act by Ernst & Young ShinNihon.

1. Interim Consolidated Financial Statements, etc.

(1) Interim Consolidated Financial Statements

1) Interim Consolidated Balance Sheet

Item	Note	End of previous interim consolidated accounting period (As of September 30, 2006) Amount (thousand yen)		Composition ratio (%)	End of current interim consolidated accounting period (As of September 30, 2007) Amount (thousand yen)		Composition ratio (%)	Condensed consolidated balance sheet for previous consolidated fiscal year (As of March 31, 2007) Amount (thousand yen)		Composition ratio (%)
(Assets)										
I. Current Assets										
1. Cash and deposits			6,833,261			6,081,976			5,342,698	
2. Notes and accounts receivable	*5		13,352,022			10,894,080			9,684,694	
3. Inventories			8,142,178			6,921,303			6,331,117	
4. Deferred taxable assets			279,588			333,464			334,039	
5. Others			808,508			859,079			1,037,046	
Allowance for doubtful accounts			Δ47,774			Δ74,309			Δ50,899	
Total Current Assets			29,367,785	49.2		25,015,595	44.3		22,678,696	42.5
II. Fixed Assets										
1. Tangible fixed assets										
(1) Buildings and structures	*1 *2	7,412,561			7,128,157			7,194,298		
(2) Machinery, equipment and delivery equipment	*1 *2	6,802,608			6,100,848			6,537,985		
(3) Land	*2	1,551,385			1,551,385			1,551,385		
(4) Others	*1 *2	886,149	16,652,704	27.9	1,366,674	16,147,065	28.6	868,483	16,152,152	30.2
2. Intangible fixed assets			147,010	0.2		132,834	0.3		124,258	0.2
3. Investments and other assets										
(1) Investment Securities		12,990,272			14,721,187			14,027,999		
(2) Deferred taxable assets		48,754			48,631			48,990		
(3) Others		709,469			648,339			669,201		
Allowance for doubtful accounts		Δ207,862	13,540,634	22.7	Δ287,957	15,130,201	26.8	Δ257,897	14,488,294	27.1
Total Fixed Assets			30,340,349	50.8		31,410,102	55.7		30,764,705	57.5
Total Assets			59,708,134	100.0		56,425,697	100.0		53,443,401	100.0

Item	Note	End of previous interim consolidated accounting period (As of September 30, 2006) Amount (thousand yen)	Composition ratio (%)	End of current interim consolidated accounting period (As of September 30, 2007) Amount (thousand yen)	Composition ratio (%)	Condensed consolidated balance sheet for previous consolidated fiscal year (As of March 31, 2007) Amount (thousand yen)	Composition ratio (%)
(Liabilities)							
I. Current Liabilities							
1. Notes and accounts payable	*5	12,251,982		9,430,422		7,160,219	
2. Short-term borrowings	*2 *4	191,000		190,000		190,000	
3. Accrued income tax and others		977,086		462,237		379,249	
4. Allowance for bonuses		1,011,716		540,190		458,207	
5. Reserve for officers' bonuses		5,565		4,841		11,551	
6. Others	*5	1,916,393		1,938,447		1,586,428	
Total Current Liabilities		16,353,744	27.4	12,566,138	22.3	9,785,656	18.3
II. Fixed Liabilities							
1. Deferred taxable liabilities		271,732		429,945		425,817	
2. Reserve for retirement allowance		38,318		37,955		37,309	
3. Others		77,498		53,867		77,331	
Total Fixed Liabilities		387,548	0.6	521,768	0.9	540,458	1.0
Total Liabilities		16,741,293	28.0	13,087,907	23.2	10,326,114	19.3
(Net Assets)							
I. Shareholders' Equity							
1. Capital		7,117,251	11.9	7,117,253	12.6	7,117,251	13.3
2. Capital surplus		6,229,282	10.4	6,229,282	11.0	6,229,282	11.7
3. Earned surplus		31,302,754	52.4	32,018,224	56.8	31,916,775	59.7
4. Treasury stock		Δ2,724,400	Δ4.5	Δ3,211,154	Δ5.7	Δ3,210,282	Δ6.0
Total Shareholders' Equity		41,924,886	70.2	42,153,606	74.7	42,053,026	78.7
II. Valuation and Translation Difference, etc.							
1. Other differences from appreciation of securities		969,727	1.6	941,476	1.7	921,409	1.7
2. Exchange conversion adjustment settlement		63,266	0.2	189,142	0.3	114,913	0.2
Total valuation and translation difference, etc.		1,032,993	1.8	1,130,619	2.0	1,036,322	1.9
III. New Share Subscription Rights		8,961	0.0	53,565	0.1	27,937	0.1
Total Net Assets		42,966,841	72.0	43,337,790	76.8	43,117,286	80.7
Total Liabilities and Net Assets		59,708,134	100.0	56,425,697	100.0	53,443,401	100.0

2) Interim Consolidated Profit and Loss Statement

		Previous interim consolidated accounting period (From April 1, 2006 to September 30, 2006)			Current interim consolidated accounting period (From April 1, 2007 to September 30, 2007)			Condensed consolidated statement of income for previous consolidated fiscal year (From April 1, 2006 to March 31, 2007)		
Item	Note	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)
I. Sales			24,431,730	100.0		19,937,302	100.0		42,652,842	100.0
II. Sales Cost			20,600,125	84.3		17,203,650	86.3		36,655,113	85.9
Gross profit on sales			3,831,605	15.7		2,733,651	13.7		5,997,728	14.1
III. Selling and General Administration Expenses										
1. Freight and packaging cost		407,291			338,342			676,979		
2. Wage allowances		284,350			284,910			739,903		
3. Transfer to reserve for bonus		162,850			104,564			94,495		
4. Transfer to reserve for officers' bonuses		5,565			4,841			11,551		
5. Transfer to reserve for retirement allowance		21,001			18,003			42,620		
6. Transfer to allowance for doubtful accounts		8,297			13,812			5,701		
7. Other		874,653	1,764,010	7.2	775,543	1,540,018	7.7	1,682,865	3,254,116	7.6
Operating Profit			2,067,594	8.5		1,193,633	6.0		2,743,612	6.5
IV. Non-Operating Revenue										
1. Interest received		9,908			17,658			26,155		
2. Dividend received		16,549			19,896			33,578		
3. Investment profit on equity method		417,726			452,092			704,296		
4. Others		151,921	596,105	2.4	118,122	607,770	3.0	333,235	1,097,265	2.6
V. Non-Operating Expenses										
1. Interest paid		696			1,143			1,614		
2. Loss on sale of accounts receivable		12,837			14,564			26,763		
3. Loss on retirement of inventories		---			20,314			28,116		
4. Exchange loss		---			26,428			---		
5. Rent payment		19,794			20,617			40,472		
6. Transfer to allowance for doubtful accounts		25,712			39,657			85,204		
7. Other		14,592	73,633	0.3	16,124	138,850	0.7	77,775	259,947	0.6
Ordinary Profit			2,590,067	10.6		1,662,553	8.3		3,580,931	8.5
VI. Extraordinary Profit										
1. Profit on sale of investment securities		10,277			---			513,965		
2. Profit on sale of fixed assets	*1	3,867			2,000			17,537		
3. Profit from changes in equity		---			55,380			---		
4. Other		1,659	15,804	0.1	1,145	58,526	0.3	47,133	578,635	1.3

Item	Note	Previous interim consolidated accounting period (From April 1, 2006 to September 30, 2006) Amount (thousand yen)		(%)	Current interim consolidated accounting period (From April 1, 2007 to September 30, 2007) Amount (thousand yen)		(%)	Condensed consolidated statement of income for previous consolidated fiscal year (From April 1, 2006 to March 31, 2007) Amount (thousand yen)		(%)
VII. Extraordinary Losses										
1. Loss on retirement of fixed assets	*2	11,528			---			111,345		
2. Loss on sale of fixed assets	*3	1,424			---			1,424		
3. Valuation loss on investment securities		---			167,924			---		
4. Valuation loss on stocks of subsidiaries		---			27,751			---		
5. Transfer to allowance for doubtful accounts		3,600			---			---		
6. Other		1,000	17,552	0.1	13,777	209,453	1.0	643,337	756,108	1.8
Interim (current) net profit, before taxes, etc.			2,588,319	10.6		1,511,626	7.6		3,403,458	8.0
Corporate income tax, local resident tax, and enterprise tax	*4	988,797			500,415			1,059,350		
Adjustment of corporate income tax, etc.	*4	---	988,797	4.0	---	500,415	2.5	130,564	1,189,914	2.8
Interim (current) net profits			1,599,522	6.6		1,011,211	5.1		2,213,543	5.2

3) Statement of Interim Consolidated Shareholders' Equity Fluctuation

Previous interim consolidated accounting period (From April 1, 2006 to September 30, 2006)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2006 (in thousands of yen)	7,101,486	6,213,517	30,882,205	Δ2,444,136	41,753,072
Fluctuating amount during the interim consolidated accounting period					
Issue of new shares	15,764	15,764			31,529
Dividend of surplus (Note)			Δ1,170,580		Δ1,170,580
Officers' bonuses (Note)			Δ8,393		Δ8,393
Interim net profit			1,599,522		1,599,522
Acquisition of treasury stock				Δ280,263	Δ280,263
Fluctuating amount of items other than shareholders' equity during the interim consolidated accounting period (net amount)					
Total fluctuating amount during the interim consolidated accounting period (in thousands of yen)	15,764	15,764	420,548	Δ280,263	171,814
Balance as of September 30, 2006 (in thousands of yen)	7,117,251	6,229,282	31,302,754	Δ2,724,400	41,924,886

	Valuation and translation difference, etc.			New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,076,085	98,336	1,174,422	---	42,927,494
Fluctuating amount during the interim consolidated accounting period					
Issue of new shares					31,529
Dividend of surplus (Note)					Δ1,170,580
Officers' bonuses (Note)					Δ8,393
Interim net profit					1,599,522
Acquisition of treasury stock					Δ280,263
Fluctuating amount of items other than shareholders' equity during the interim consolidated accounting period (net amount)	Δ106,358	Δ35,070	Δ141,429	8,961	Δ132,467
Total fluctuating amount during the interim consolidated accounting period (in thousands of yen)	Δ106,358	Δ35,070	Δ141,429	8,961	39,346
Balance as of September 30, 2006 (in thousands of yen)	969,727	63,266	1,032,993	8,961	42,966,841

(Note) This is the item of profit appropriation at the general meeting of shareholders held in June 2006.

Current interim consolidated accounting period (From April 1, 2007 to September 30, 2007)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	31,916,775	Δ3,210,282	42,053,026
Fluctuating amount during the interim consolidated accounting period					
Issue of new shares	2				2
Dividend of surplus			Δ909,761		Δ909,761
Interim net profit			1,011,211		1,011,211
Acquisition of treasury stock				Δ872	Δ872
Fluctuating amount of items other than shareholders' equity during the interim consolidated accounting period (net amount)					
Total fluctuating amount during the interim consolidated accounting period (in thousands of yen)	2	---	101,449	Δ872	100,579
Balance as of September 30, 2007 (in thousands of yen)	7,117,253	6,229,282	32,018,224	Δ3,211,154	42,153,606

	Valuation and translation difference, etc.			New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.		
Balance as of March 31, 2007 (in thousands of yen)	921,409	114,913	1,036,322	27,937	43,117,286
Fluctuating amount during the interim consolidated accounting period					
Issue of new shares					2
Dividend of surplus					Δ909,761
Interim net profit					1,011,211
Acquisition of treasury stock					Δ872
Fluctuating amount of items other than shareholders' equity during the interim consolidated accounting period (net amount)	20,066	74,229	94,296	25,627	119,924
Total fluctuating amount during the interim consolidated accounting period (in thousands of yen)	20,066	74,229	94,296	25,627	220,503
Balance as of September 30, 2007 (in thousands of yen)	941,476	189,142	1,130,619	53,565	43,337,790

Statement of consolidated shareholders' equity fluctuation for previous consolidated fiscal year
(From April 1, 2006 to March 31, 2007)

	Shareholders' Equity				
	Capital	Capital surplus	Earned surplus	Treasury stock	Total Shareholders' equity
Balance as of March 31, 2006 (in thousands of yen)	7,101,486	6,213,517	30,882,205	Δ2,444,136	41,753,072
Fluctuating amount during the consolidated fiscal year					
Issue of new shares	15,764	15,764			31,529
Dividend of surplus (Note)			Δ1,170,580		Δ1,170,580
Officers' bonuses (Note)			Δ8,393		Δ8,393
Current net profit			2,213,543		2,213,543
Acquisition of treasury stock				Δ766,145	Δ766,145
Fluctuating amount of items other than shareholders' equity during the consolidated fiscal year (net amount)					
Total fluctuating amount during the consolidated fiscal year (in thousands of yen)	15,764	15,764	1,034,570	Δ766,145	299,954
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	31,916,775	Δ3,210,282	42,053,026

	Valuation and translation difference, etc.			New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Exchange rate adjusting accounts	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,076,085	98,336	1,174,422	---	42,927,494
Fluctuating amount during the consolidated fiscal year					
Issue of new shares					31,529
Dividend of surplus (Note)					Δ1,170,580
Officers' bonuses (Note)					Δ8,393
Current net profit					2,213,543
Acquisition of treasury stock					Δ766,145
Fluctuating amount of items other than shareholders' equity during the consolidated fiscal year (net amount)	Δ154,676	16,576	Δ138,099	27,937	Δ110,161
Total fluctuating amount during the consolidated fiscal year (in thousands of yen)	Δ154,676	16,576	Δ138,099	27,937	189,792
Balance as of March 31, 2007 (in thousands of yen)	921,409	114,913	1,036,322	27,937	43,117,286

(Note) This is the item of profit appropriation at the general meeting of shareholders held in the period ending March 31, 2006.

4) Statement of Interim Consolidated Cash Flow

		Previous interim consolidated accounting period (From April 1, 2006 to September 30, 2006)	Current interim consolidated accounting period (From April 1, 2007 to September 30, 2007)	Statement of consolidated condensed cash flow for previous consolidated fiscal year (From April 1, 2006 to March 31, 2007)
Item	Note	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
I. Cash flow from operation activities				
Interim (current) net profit before taxes, etc.		2,588,319	1,511,626	3,403,458
Depreciation costs		1,209,575	1,188,122	2,533,384
Stock compensation expenses		8,961	25,868	27,937
Investment profit by equity method		Δ417,726	Δ452,092	Δ704,296
Profit from changes in equity		---	Δ55,380	---
Profit on sale of fixed assets		Δ3,867	Δ2,000	Δ17,537
Loss on sale of fixed assets		1,424	---	1,424
Stock issuance expenses		557	---	703
Loss on retirement of tangible fixed assets		11,528	---	111,345
Profit on sale of investment securities		Δ10,277	---	Δ513,965
Valuation loss on investment securities, etc.		---	167,924	50,715
Valuation loss on stocks of subsidiaries		---	27,751	---
Exchange loss (profit)		Δ233	24,928	18,267
Increase (decrease) in allowance for bonuses		223,919	81,982	Δ329,590
Increase (decrease) in reserve for officers' bonuses		5,565	Δ6,710	11,551
Increase (decrease) in reserves for retirement allowance		719	646	Δ289
Increase in allowance for doubtful accounts		37,609	53,470	90,769
Interest and dividends received		Δ26,458	Δ37,555	Δ59,733
Interest paid		696	1,143	1,614
Decrease (increase) in sales receivables		Δ3,214,938	Δ1,213,655	452,606
Decrease (increase) in inventories		Δ441,915	Δ590,186	1,369,146
Increase (decrease) in purchase liabilities		2,336,021	2,270,202	Δ2,755,741
Increase (decrease) in accrued consumption tax, etc.		149,991	Δ119,708	126,677
Decrease (increase) in other assets		Δ99,984	226,846	Δ193,310
Increase (decrease) in other liabilities		57,460	78,427	Δ129,793
Bonuses to officers paid		Δ8,393	---	Δ8,393
Other		Δ649	Δ206	Δ1,659
Subtotal		2,407,904	3,181,445	3,485,292

		Previous interim consolidated accounting period (From April 1, 2006 to September 30, 2006)	Current interim consolidated accounting period (From April 1, 2007 to September 30, 2007)	Statement of consolidated condensed cash flow for previous consolidated fiscal year (From April 1, 2006 to March 31, 2007)
Item	Note	Amount (thousand yen)	Amount (thousand yen)	Amount (thousand yen)
Interest and dividends received		605,931	338,784	625,201
Interest paid		Δ686	Δ1,136	Δ1,600
Corporate income tax, etc., paid		Δ805,871	Δ400,104	Δ1,490,417
Cash flow from operation activities		2,207,277	3,118,988	2,618,475
II. Cash flow from investment activities				
Expenditure for placement in term deposits		Δ695,000	Δ230,000	Δ1,235,000
Revenue from refund of term deposits		1,210,039	500,000	1,210,039
Expenditure for acquisition of tangible fixed assets		Δ572,021	Δ825,762	Δ1,551,582
Revenue from sale of tangible fixed assets		18,879	2,000	34,120
Expenditure for acquisition of intangible fixed assets		Δ40,732	Δ23,050	Δ69,815
Expenditure for acquisition of investment securities		Δ222,347	Δ596,381	Δ1,199,134
Revenue from sale of investment securities		209,593	5,311	829,669
Expenditure for lending		Δ6,969	Δ27,599	Δ83,134
Revenue from collection of loans		90,453	320	90,610
Others		---	---	2,310
Cash flow from investment activities		Δ8,103	Δ1,195,162	Δ1,971,915
III. Cash flow from financing activities				
Expenditure for repayment of long-term borrowings		Δ3,000	---	Δ4,000
Proceeds from stocks issued		30,971	---	30,826
Expenditure for acquisition of treasury stock		Δ280,263	Δ872	Δ766,145
Dividends paid		Δ1,166,399	Δ906,135	Δ1,168,472
Others		---	Δ66	---
Cash flow from financing activities		Δ1,418,691	Δ907,074	Δ1,907,791
IV. Conversion difference in cash and cash equivalents		Δ867	Δ7,472	10,284
V. Increase (decrease) in cash and cash equivalents		779,615	1,009,278	Δ1,250,947
VI. Balance of cash and cash equivalents at the beginning of year		5,308,645	4,057,698	5,308,645
VII. Balance of cash and cash equivalent as of the end of the interim period (end of period)	*	6,088,261	5,066,976	4,057,698

Substantial Underlying Matters for Preparation of Interim Consolidated Financial Statements

Item	The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)	The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
1. Scope of consolidation	(1) Number of consolidated subsidiaries: 5 Name of important consolidated subsidiaries: Arisawa Jushi Kogyo Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Arisawa Fiber Glass Co., Ltd. Eagle Co., Ltd. (2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Because non-consolidated subsidiary is small in size and any of total assets, sales, interim net income (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., does not materially affect the interim consolidated financial statements.	(1) Number of consolidated subsidiaries: 5 Name of important consolidated subsidiaries: Arisawa Jushi Kogyo Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Arisawa Fiber Glass Co., Ltd. Eagle Co., Ltd. (2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Same as on the left.	(1) Number of consolidated subsidiaries: 5 Name of important consolidated subsidiaries: Arisawa Jushi Kogyo Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Arisawa Fiber Glass Co., Ltd. Eagle Co., Ltd. (2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Because non-consolidated subsidiary is small in size and any of total assets, sales, net income (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., does not materially affect the consolidated financial statements.
2. Application of equity method	(1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Colorlink Japan Co., Ltd. DDD Group plc (2) Because non-consolidated subsidiaries (NB Optic, Co., Ltd. and other three companies) and affiliated companies (Ryoyu Industry Co., Ltd. and one other company), to which the equity method does not apply, have only a slight effect on the interim consolidated financial statements and have no significance as a whole in terms of interim net income or loss (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., if it is possible to exclude from equity method application, they have been excluded from application of the equity method. (3) The interim financial statements of the interim accounting period of the company in question have been used for those companies covered under the equity method whose interim settlement dates differ from the interim consolidated settlement date.	(1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Colorlink Japan Co., Ltd. DDD Group plc (2) Same as on the left. (3) Same as on the left.	(1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Colorlink Japan Co., Ltd. DDD Group plc (2) Because non-consolidated subsidiaries (NB Optic, Co., Ltd. and other three companies) and affiliated companies (Ryoyu Industry Co., Ltd. and one other company), to which the equity method does not apply, have only a slight effect on the consolidated financial statements and have no significance as a whole in terms of current net income or loss (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., if it is possible to exclude from equity method application, they have been excluded from application of the equity method. (3) The financial statements of the fiscal year of the company in question have been used for those companies covered under the equity method whose settlement dates differ from the consolidated settlement date.
3. End of Interim Period (Closing Date) of Consolidated Subsidiaries	End of interim period of all consolidated subsidiaries is the same as the interim consolidated closing date.	Same as on the left.	The closing date of fiscal year of all consolidated subsidiaries is the same as the consolidated closing date.

Item	The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)	The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
4. Accounting standards	(1) Valuation standard and valuation method of important assets 1) Securities Other securities Securities where a market value is available: Valued at the current price based on the market value on the interim consolidated closing day, etc. (All revaluation balance is transferred directly to net assets and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Valued by the gross average method at cost. 2) Derivatives Valued at the current price. 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost by the FIFO method, but one of the consolidated subsidiaries adopts valuation at cost by the gross average method. Raw materials and stores: Valued by the gross average method at cost. (2) Depreciation method for important depreciable assets 1) Tangible fixed assets: Declining balance method However, the straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings & structures: 10 - 31 years Machinery & delivery equipment: 4 - 9 years	(1) Valuation standard and valuation method of important assets 1) Securities Other securities Securities where a market value is available: Same as on the left. Securities where a market value is unavailable: Same as on the left. 2) --- 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Same as on the left. Raw materials and stores: Same as on the left. (2) Depreciation method for important depreciable assets 1) Tangible fixed assets: Declining balance method However, the straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings & structures: 10 - 31 years Machinery & delivery equipment: 4 - 9 years (Changes in Accounting Policy) In connection with the amendment of the Corporation Tax Law, from the current interim consolidated accounting period, depreciation method was changed to the method under the amended Corporation Tax Law for the tangible fixed assets acquired after April 1, 2007. As a result, operating profits decreased by ¥13,318 thousand and ordinary profit and interim net profit before taxes, etc., decreased by ¥13,341 thousand.	(1) Valuation standard and valuation method of important assets 1) Securities Other securities Securities where a market value is available: Valued at the current price based on the market value on the consolidated closing day, etc. (All revaluation balance is transferred directly to net assets and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Same as on the left. 2) --- 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Same as on the left. Raw materials and stores: Same as on the left. (2) Depreciation method for important depreciable assets 1) Tangible fixed assets: Declining balance method However, the straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings & structures: 10 - 31 years Machinery & delivery equipment: 4 - 9 years

Item	The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)	The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
		(Additional Information) In connection with the amendment of the Corporation Tax Law, for the assets acquired before March 31, 2007, by applying the depreciation method under the Corporation Tax Law before amendment, the difference in the amount equal to 5% of the acquired cost and the reminder price is evenly depreciated for five years from the following consolidated accounting period of the consolidated accounting period in which they reached 5% of the acquisition cost and recorded in the depreciation cost. As a result, operating profits decreased by ¥39,396 thousand and ordinary profit and interim net profit before taxes, etc., decreased by ¥40,172 thousand.	
	2) Intangible fixed assets: Straight line method However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	2) Intangible fixed assets: Same as on the left.	2) Intangible fixed assets: Same as on the left.
	(3) Posting standards for important allowances 1) Allowance for doubtful accounts In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default.	(3) Posting standards for important allowances 1) Allowance for doubtful accounts Same as on the left.	(3) Posting standards for important allowances 1) Allowance for doubtful accounts Same as on the left.
	2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, expenses of the current interim consolidated accounting period is booked as reserve based on estimation.	2) Reserve for bonuses Same as on the left.	2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve for the year.
	3) Reserves for Officers' Bonuses Some consolidated subsidiaries appropriated the amount to be incurred in the current interim consolidated accounting period of the expected amount to be paid in the current consolidated fiscal year in preparation for expenses of bonuses to officers. (Changes in Accounting Policy) From the current interim consolidated accounting period, "Accounting Standards for Officers' bonuses" (Issue No. 4 of Accounting Standards for Business Enterprises, November 29, 2005) has been applied. As a result of this, operating profit, ordinary profit and interim net profit before taxes, etc., decrease by ¥5,565 thousand.	3) Reserves for Officers' Bonuses Some consolidated subsidiaries appropriated the amount to be incurred in the current interim consolidated accounting period of the expected amount to be paid in the current consolidated fiscal year in preparation for expenses of bonuses to officers.	3) Reserves for Officers' Bonuses Some consolidated subsidiaries made appropriation on the basis of the expected amount to be paid in the current consolidated fiscal year in preparation for expenses of bonuses to officers. (Changes in Accounting Policy) From the current consolidated fiscal year, "Accounting Standards for Officers' bonuses" (Issue No. 4 of Accounting Standards for Business Enterprises, November 29, 2005) has been applied. As a result of this, operating profit, ordinary profit and current net profit before taxes, etc., decreased by ¥11,551 thousand.

Item	The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)	The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
	4) Reserve for retirement allowances In order to reserve retirement benefits for employees, the expected amount at the end of this interim consolidated period has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥441,766 thousand to prepaid pension expenses as pension assets at the end of the current interim consolidated accounting period exceeding the liability for retirement benefits.	4) Reserve for retirement allowances In order to reserve retirement benefits for employees, the expected amount at the end of this interim consolidated period has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥425,386 thousand to prepaid pension expenses as pension assets at the end of the current interim consolidated accounting period exceeding the liability for retirement benefits. (Additional Information) Submitting company shifted to a defined benefit corporate pension plan from a qualified retirement pension plan as of April 1, 2007. Impact in connection with the said change in the plan on operating profit, ordinary profit and interim net profit before taxes, etc., is minor.	4) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥421,251 thousand to prepaid pension expenses as pension assets at the end of the current consolidated fiscal year exceeding the liability for retirement benefits.
	(4) Standards for converting important foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate, on the closing day of the interim consolidated accounting period, and the difference in conversion is entered as income or loss.	(4) Standards for converting important foreign currency denominated assets and liabilities into yen Same as on the left.	(4) Standards for converting important foreign currency denominated assets and liabilities into yen Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate on the closing day of the consolidated fiscal year, and the difference in conversion is entered as income or loss.
	(5) Treatment of important leasing transactions Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	(5) Treatment of important leasing transactions Same as on the left.	(5) Treatment of important leasing transactions Same as on the left.
	(6) Other important matters for preparation of interim consolidated financial statements Accounting treatment of consumption tax, etc. Accounting treatment of consumption tax, etc., employs a tax-excluded system.	(6) Other important matters for preparation of interim consolidated financial statements Accounting treatment of consumption tax, etc. Same as on the left.	(6) Other important matters for preparation of interim consolidated financial statements Accounting treatment of consumption tax, etc. Same as on the left.
5. Scope of funds in interim consolidated cash flow statements (consolidated cash flow statements)	The funds are cash, demand deposits that can be withdrawn at any time and short term investments which are easily convertible into cash that carries only a small risk of price fluctuation, and will reach maturity dates within 3 months from the dates on which they are acquired.	Same as on the left.	Same as on the left.

Changes in Substantial Underlying Matters for Preparation of Interim Consolidated Financial Statements

The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)	The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
(Accounting Standards for Representation of Net Assets in the Balance Sheet) From the current interim consolidated accounting period, "Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 5 of Accounting Standards for Business Enterprises, December 9, 2005) and "Guidelines for Application of Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 8 of Application Guidelines of Accounting Standards for Business Enterprises, December 9, 2005) have been applied. The amount equal to the previous Total Stockholder Equity is ¥42,957,880 thousand. In this regard, Net Assets in the interim consolidated balance sheet in the current interim consolidated accounting period is prepared in compliance with the revised rules for interim consolidated financial statements in connection with the revised rules for interim consolidated financial statements.	---	(Accounting Standards for Representation of Net Assets in the Balance Sheet) From the current consolidated fiscal year, "Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 5 of Accounting Standards for Business Enterprises, December 9, 2005) and "Guidelines for Application of Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 8 of Application Guidelines of Accounting Standards for Business Enterprises, December 9, 2005) have been applied. The amount equal to the previous Total Stockholder Equity is ¥43,089,349 thousand. In this regard, Net Assets in the consolidated balance sheet in the current consolidated fiscal year is prepared in compliance with the revised rules for consolidated financial statements in connection with the revised rules for consolidated financial statements.
(Accounting Standards for Stock Option, etc.) From the current interim consolidated accounting period, "Accounting Standards for Stock Option, etc." (Issue No. 8 of Accounting Standards for Business Enterprises, December 27, 2005) and "Application Guidelines of Accounting Standards for Stock Option, etc." (Issue No. 11 of Application Guidelines of Accounting Standards for Business Enterprises, May 31, 2006) have been applied. As a result, operating profit, ordinary profit and interim net profit before taxes, etc., decreased by ¥8,961 thousand.	---	(Accounting Standards for Stock Option, etc.) From the current consolidated fiscal year, "Accounting Standards for Stock Option, etc." (Issue No. 8 of Accounting Standards for Business Enterprises, December 27, 2005) and "Application Guidelines of Accounting Standards for Stock Option, etc." (Issue No. 11 of Application Guidelines of Accounting Standards for Business Enterprises, May 31, 2006) have been applied. As a result, operating profit, ordinary profit and current net profit before taxes, etc., decreased by ¥27,937 thousand.

Changes in Method of Notation

The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)
(Interim Consolidated Statement of Income) 1. "Officer's Compensation" (¥162,530 thousand for the current interim consolidated accounting period) in Selling, General & Admin. Expenses, which had been separately stated by the previous interim consolidated accounting period, are stated in "Others" in Selling, General & Admin. Expenses, because they decreased to less than 10/100 of the total amount of Selling, General & Admin. Expenses. 2. "Compensation for insufficient payment" (¥6,846 thousand for the current interim consolidated accounting period), in Non-operating Expenses, which had been separately stated by the previous interim consolidated accounting period, is stated in "Others" in Non-operating Expenses because it decreased to less than 10/100 of the total amount of Non-operating Expenses. 3. "Loss on sale of accounts receivable" in Non-operating expenses has been included in "Other" of Non-operating expenses by the previous interim consolidated accounting period, but as it exceeded 10/100 of the total amount of Non-operating expenses, it was separately stated. In this regard, the amount of "Loss on sale of accounts receivable" in the previous interim consolidated accounting period was ¥6,915 thousand. 4. "Transfer to allowance for doubtful accounts" in Extraordinary losses has been included in "Others" of Extraordinary losses by the previous interim consolidated accounting period, but as it exceeded 10/100 of the total amount of Extraordinary losses, it was separately stated. In this regard, the amount of "Transfer to allowance for doubtful accounts" in the previous interim consolidated accounting period was ¥17,230 thousand.	(Interim Consolidated Statement of Income) 1. "Loss on retirement of inventories" in Non-operating expenses has been included in "Other" of Non-operating expenses by the previous interim consolidated accounting period, but as it exceeded 10/100 of the total amount of non-operating expenses, it was separately stated. In this regard, the amount of "Loss on retirement of inventories" in the previous interim consolidated accounting period was ¥4,672 thousand. 2. As "Profit on sale of investment securities" (¥254 thousand for the current interim consolidated accounting period) in Extraordinary Profits, which has been separately stated by the previous interim consolidated accounting period, became less than 10/100 of the total amount of Extraordinary Profits, it is included in "Other" of Extraordinary Profits. 3. As "Loss on retirement of fixed assets," which has been separately stated until the previous interim consolidated accounting period (¥7,416 thousand for the current interim consolidated accounting period) became less than 10/100 of the total amount of Extraordinary Losses, it is included in "Other" of Extraordinary Losses.
---	(Interim Consolidated Cash Flow Statements) 1. As "Stock issuance expenses" (¥69 thousand for the current interim consolidated accounting period) in Cash flow from operating activities, which has been separately stated by the previous interim consolidated accounting period, became insignificant for the current interim consolidated accounting period, it is included in "Other." 2. As "Loss on retirement of tangible fixed assets" (¥149 thousand for the current interim consolidated accounting period) in Cash flow from operating activities, which has been separately stated by the previous interim consolidated accounting period, became insignificant for the current interim consolidated accounting period, it is included in "Other." 3. As "Profit on sale of investment securities" (¥Δ254 thousand for the current interim consolidated accounting period) in Cash flow from operating activities, which has been separately stated by the previous interim consolidated accounting period, became insignificant for the current interim consolidated accounting period, it is included in "Other."

Explanatory Notes

(Notes Related to Interim Consolidated Balance Sheet)

End of previous interim consolidated accounting period (as of September 30, 2006)	End of current interim consolidated accounting period (as of September 30, 2007)	The previous consolidated fiscal year (as of March 31, 2007)
*1 Accumulated depreciation of tangible fixed assets ¥23,869,162 thousand	*1 Accumulated depreciation of tangible fixed assets ¥25,754,261 thousand	*1 Accumulated depreciation of tangible fixed assets ¥24,586,090 thousand
*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures 4,286,392 (4,286,392) Machinery, equipment and delivery equipment 3,376,015 (3,376,015) Tools and fixtures 58,627 (58,627) Land 258,342 (191,025) Total 7,979,377 (7,912,060) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) Current portion of long term borrowings payable within one year 1,000 (1,000) Total: 151,000 (151,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures 3,956,325 (3,956,325) Machinery, equipment and delivery equipment 2,545,452 (2,545,452) Tools and fixtures 41,583 (41,583) Land 258,342 (191,025) Total 6,801,703 (6,734,386) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	*2 Assets provided as security and secured debt are as follows: Security assets: (in thousands of yen) Buildings and structures 4,103,004 (4,103,004) Machinery, equipment and delivery equipment 2,899,218 (2,899,218) Tools and fixtures 48,975 (48,975) Land 258,342 (191,025) Total 7,309,540 (7,242,223) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000) The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
3 —	3 Guaranteed Obligations Guaranteed obligations of deposit money deposited in connection with transfer of business SURFCO HAWAII, INC. ¥20,200 thousand	3 Guaranteed Obligations Guaranteed obligations of deposit money deposited in connection with transfer of business SURFCO HAWAII, INC. ¥20,658 thousand
*4 The submitting company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim consolidated accounting period: (in thousands of yen) Current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000	*4 The submitting company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim consolidated accounting period: (in thousands of yen) Current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000	*4 The submitting company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated fiscal year: (in thousands of yen) Current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000
*5 Notes to be Matured at the End of Interim Consolidated Accounting Period For accounting treatment of notes to be matured at the end of interim consolidated accounting period, it is settled as of the clearance date of notes. As the end of the current interim consolidated accounting period fall on a bank holiday, the notes to be matured at the end of the next interim consolidated accounting period are included in the balance at the end of interim consolidated accounting period. (in thousands of yen) Notes receivable ¥461,654 Notes payable ¥409,078 Other (Equipment notes payable) ¥36,618	*5 Notes to be Matured at the End of Interim Consolidated Accounting Period For accounting treatment of notes to be matured at the end of interim consolidated accounting period, it is settled as of the clearance date of notes. As the end of the current interim consolidated accounting period fall on a bank holiday, the notes to be matured at the end of the next interim consolidated accounting period are included in the balance at the end of interim consolidated accounting period. (in thousands of yen) Notes receivable ¥224,965 Notes payable ¥174,357 Other (Equipment notes payable) ¥111,445	*5 Notes to be Matured at the End of Consolidated fiscal year For accounting treatment of notes to be matured at the end of consolidated fiscal year, it is settled as of the clearance date of notes. As the end of the current consolidated fiscal year fall on a bank holiday, the notes to be matured at the end of the next consolidated fiscal year are included in the balance at the end of consolidated fiscal year. (in thousands of yen) Notes receivable ¥324,029 Notes payable ¥257,214 Other (Equipment notes payable) ¥50,830

(Notes to Related Interim Consolidated Statement of Income)

The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)	The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
*1 Profit from sale of fixed assets is ¥3,867,000, from sale of machinery, equipment and delivery equipment.	*1 Profit from sale of fixed assets is ¥2,000,000, from sale of machinery, equipment and delivery equipment.	*1 Profit from sale of fixed assets is ¥17,537,000, from sale of machinery, equipment and delivery equipment.
*2. Loss on retirement of fixed assets are as follows: (in thousands of yen) Machinery, equipment and delivery equipment ¥10,032 Other ¥1,495 Total ¥11,528	*2 ---	*2. Loss on retirement of fixed assets are as follows: (in thousands of yen) Machinery, equipment and delivery equipment ¥78,420 Building and Structure ¥27,440 Other ¥5,485 Total ¥111,345
*3. Loss on sale of fixed assets is ¥1,424,000, from sale of machinery, equipment and delivery equipment.	*3 ---	*3. Loss on sale of fixed assets is ¥1,424,000, from sale of machinery, equipment and delivery equipment.
*4 Since tax effect accounting by the simplified method is applied to Tax expenses in the current interim consolidated accounting period, adjustment of corporate income tax, etc., is included in "Corporate income tax, local resident tax and enterprise tax."	*4 Same as on the left.	*4 ---

(Notes Related to Statement of Interim Consolidated Shareholders' Equity Fluctuation)

Previous interim consolidated accounting period (From April 1, 2006 to September 30, 2006)

1. Matters concerning Types and Total Number of Outstanding Shares and Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous consolidated fiscal year (shares)	Number of shares increased in the current interim consolidated accounting period (shares)	Number of shares decreased in the current interim consolidated accounting period (shares)	Number of shares at the end of the current interim consolidated accounting period (shares)
Outstanding shares				
Common stock (Note) 1	36,526,129	20,900	---	36,547,029
Total	36,526,129	20,900	---	36,547,029
Treasury stock				
Common stock (Note) 2	1,053,997	164,430	---	1,218,427
Total	1,053,997	164,430	---	1,218,427

(Note) 1. Increase in total number of outstanding shares of common stock of 20,900 shares is due to the exercise of new share subscription rights (including exercise of preemptive rights under the former Commercial Code, Article 280-19, paragraph 1).

2. Increase in number of the common stock of treasury stock of 164,430 shares consists of the increase of 830 shares by the purchase of odd stock and the increase of 163,600 shares by the purchase based on the resolution of the board of directors.

2. Matters related to New Shares Subscription Right and New Treasury Stocks Subscription Right

Classification	Details of new share subscription rights	Types of shares subject to the new share subscription rights	Number of shares subject to the new share subscription rights (shares)				Balance at the end of the current interim consolidated accounting period (thousand yen)
			At the end of previous consolidated fiscal year	Increase in the current interim consolidated accounting period	Decrease in the current interim consolidated accounting period	At the end of the current interim consolidated accounting period	
Submitting Company (Parent)	New share subscription rights as stock option	---	---	---	---	---	8,961
Total		---	---	---	---	---	8,961

3. Matters concerning Dividends

(1) Dividend Amount

Resolution	Type of stock	Total amount of dividends (thousand yen)	Dividend per share (yen)	Record date	Effective date
General meeting of shareholders held on June 29, 2006	Common stock	1,170,580	33.00	March 31, 2006	June 30, 2006

(2) Out of dividends whose record date belongs to the current interim consolidated accounting period, the effective date of dividend is after the end of the interim consolidated accounting period:

No applicable matter.

Current interim consolidated accounting period (From April 1, 2007 to September 30, 2007)

1. Matters concerning Types and Total Number of Outstanding Shares and Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous consolidated fiscal year (shares)	Number of shares increased in the current interim consolidated accounting period (shares)	Number of shares decreased in the current interim consolidated accounting period (shares)	Number of shares at the end of the current interim consolidated accounting period (shares)
Outstanding shares				
Common stock (Note) 1	36,547,029	2,600	---	36,549,629
Total	36,547,029	2,600	---	36,549,629
Treasury stock				
Common stock (Note) 2	1,556,189	777	---	1,556,966
Total	1,556,189	777	---	1,556,966

(Note) 1. Increase in total number of outstanding shares of common stock of 2,600 shares is due to the exercise of new share subscription rights.

2. Increase in number of the common stock of treasury stock of 777 shares is due to the purchase of odd stock.

2. Matters related to New Shares Subscription Right and New Treasury Stocks Subscription Right

Classification	Details of new share subscription rights	Types of shares subject to the new share subscription rights	Number of shares subject to the new share subscription rights (shares)				Balance at the end of the current interim consolidated accounting period (thousand yen)
			At the end of previous consolidated fiscal year	Increase in the current interim consolidated accounting period	Decrease in the current interim consolidated accounting period	At the end of the current interim consolidated accounting period	
Submitting Company (Parent)	New share subscription rights as stock option	---	---	---	---	---	53,565
Total		---	---	---	---	---	53,565

3. Matters concerning Dividends

(1) Dividend Amount

Resolution	Type of stock	Total amount of dividends (thousand yen)	Dividend per share (yen)	Record date	Effective date
General meeting of shareholders held on June 28, 2007	Common stock	909,761	26.00	March 31, 2007	June 29, 2007

(2) Out of dividends whose record date belongs to the current interim consolidated accounting period, the effective date of dividend is after the end of the interim consolidated accounting period:

No applicable matter.

Previous consolidated fiscal year (From April 1, 2006 to March 31, 2007)

1. Matters concerning Types and Total Number of Outstanding Shares and Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous consolidated fiscal year (shares)	Number of shares increased in the current consolidated fiscal year (shares)	Number of shares decreased in the current consolidated fiscal year (shares)	Number of shares at the end of the current consolidated fiscal year (shares)
Outstanding shares				
Common stock (Note) 1	36,526,129	20,900	---	36,547,029
Total	36,526,129	20,900	---	36,547,029
Treasury stock				
Common stock (Note) 2	1,053,997	502,192	---	1,556,189
Total	1,053,997	502,192	---	1,556,189

(Note) 1. Increase in total number of outstanding shares of common stock of 20,900 shares is due to the exercise of new share preemptive rights (including exercise of preemptive rights under the former Commercial Code, Article 280-19, paragraph 1).

2. Increase in number of the common stock of treasury stock of 502,192 shares consists of the increase of 2,192 shares by the purchase of odd stock and the increase of 500,000 shares by the purchase based on the resolution of the board of directors.

2. Matters related to New Shares Subscription Right and New Treasury Stocks Subscription Right

Classification	Details of new share subscription rights	Types of shares subject to the new share subscription rights	Number of shares subject to the new share subscription rights (shares)				Balance at the end of the current consolidated fiscal year (thousand yen)
			At the end of previous consolidated fiscal year	Increase in the current consolidated fiscal year	Decrease in the current consolidated fiscal year	At the end of the current consolidated fiscal year	
Submitting Company (Parent)	New share subscription rights as stock option	---	---	---	---	---	27,937
Total		---	---	---	---	---	27,937

3. Matters concerning Dividends

(1) Dividend Amount

Resolution	Type of stock	Total amount of dividends (thousand yen)	Dividend per share (yen)	Record date	Effective date
General meeting of shareholders held on June 29, 2006	Common stock	1,170,580	33.00	March 31, 2006	June 30, 2006

(2) Out of dividends whose record date belongs to the current consolidated fiscal year, the effective date of dividend is the following consolidated fiscal year:

A resolution is expected as follows.

Resolution	Type of stock	Total amount of dividends (thousand yen)	Underlying assets of dividends	Dividend per share (yen)	Record date	Effective date
General meeting of shareholders held on June 28, 2007	Common stock	909,761	Earned surplus	26.00	March 31, 2007	June 29, 2007

(Notes Related to Interim Consolidated Cash Flow Statement)

Previous Interim Consolidated Accounting Period (April 1, 2006 to September 30, 2006)	Current Interim Consolidated Accounting Period (April 1, 2007 to September 30, 2007)	Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
* Relationship between the final figures of cash and cash equivalents at end of the interim period and the amounts of items shown in the interim consolidated balance sheets.	* Relationship between the final figures of cash and cash equivalents at end of the interim period and the amounts of items shown in the interim consolidated balance sheets.	* Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated balance sheets.
(As of September 30, 2006) (in thousands of yen)	(As of September 30, 2007) (in thousands of yen)	(As of March 31, 2007) (in thousands of yen)
Cash and deposits ¥6,833,261	Cash and deposits ¥6,081,976	Cash and deposits ¥5,342,698
Fixed term deposits for a term longer than three months Δ¥745,000	Fixed term deposits for a term longer than three months Δ¥1,015,000	Fixed term deposits for a term longer than three months Δ¥1,285,000
Cash and cash equivalents ¥6,088,261	Cash and cash equivalents ¥5,066,976	Cash and cash equivalents ¥4,057,698

(Notes Related to Leasing Transaction)

The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, amount equivalent to accumulated impairment losses, and amount equivalent to the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Amount equivalent to balance at interim period end
Machinery equipment & delivery equipment	14,910	8,446	6,463
Tools and fixtures	84,059	47,651	36,408
Other	217,302	52,969	164,332
Total	316,271	109,066	207,205

(Notes) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible fixed asset balance at the end of interim period.

2. Amount equivalent to prepaid lease balance at the end of interim period, etc.
Amount equivalent to prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥58,141
More than 1 year	¥149,063
Total:	¥207,205

(Note) The amount equivalent to the prepaid lease balance at the end of the interim period is calculated on an interest paid included basis because this balance makes up such a small portion of tangible fixed asset balance at the end of interim period.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

(Thousands of yen)

(1) Prepaid lease payments: ¥29,283
(2) Depreciation cost equivalent: ¥29,283

4. Method for calculating depreciation cost equivalent:
The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

(Regarding Impairment Losses)
There is no impairment loss allocated to lease assets.

The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, amount equivalent to accumulated impairment losses, and amount equivalent to the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Amount equivalent to balance at interim period end
Machinery equipment & delivery equipment	11,202	7,493	3,708
Tools and fixtures	74,031	52,776	21,254
Other	229,658	84,205	145,452
Total	314,892	144,476	170,416

(Note) Same as on the left.

2. Amount equivalent to prepaid lease balance at the end of interim period, etc.
Amount equivalent to prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥56,452
More than 1 year	¥113,963
Total:	¥170,416

(Note) Same as on the left.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

(Thousands of yen)

(1) Prepaid lease payments: ¥29,493
(2) Depreciation cost equivalent: ¥29,493

4. Method for calculating depreciation cost equivalent:

Same as on the left.

(Regarding Impairment Losses)
Same as on the left.

The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, amount equivalent to accumulated amount of impairment losses, and amount equivalent to the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Amount equivalent to balance at period end
Machinery equipment & delivery equipment	11,202	6,373	4,828
Tools and fixtures	81,803	53,092	28,710
Other	217,929	63,288	154,640
Total	310,934	122,754	188,180

(Note) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible fixed asset balance at the end of term.

2. Amount equivalent to prepaid lease balance at the end of term, etc.
Amount equivalent to prepaid lease balance at the end of term

(Thousands of yen)

Less than 1 year	¥57,827
More than 1 year	¥130,352
Total:	¥188,180

(Note) The amount equivalent to the prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of tangible fixed asset balance at the end of term.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

(Thousands of yen)

(1) Prepaid lease payments: ¥60,744
(2) Depreciation cost equivalent: ¥60,744

4. Method for calculating depreciation cost equivalent:

Same as on the left.

(Regarding Impairment Losses)
Same as on the left.

(Notes Related to Securities)

End of previous interim consolidated accounting period (as of September 30, 2006)

1. Other Market Value bearing Securities

(in thousands of yen)

	Acquisition Cost	Value shown on Interim Consolidated Balance Sheet	Balance
(1) Equity Shares	440,811	2,027,639	1,586,827
(2) Others	239,596	251,242	11,646
Total	680,407	2,278,882	1,598,474

2. Major Securities Not Marked to Market

(in thousands of yen)

	Value shown on Interim Consolidated Balance Sheet
Other Securities	
Unlisted Shares	434,116
Others	166,959

End of current interim consolidated accounting period (as of September 30, 2007)

1. Other Market Value bearing Securities

(in thousands of yen)

	Acquisition Cost	Value shown on Interim Consolidated Balance Sheet	Balance
(1) Equity Shares	937,212	2,515,998	1,578,785
(2) Others	242,755	254,167	11,411
Total	1,179,968	2,770,165	1,590,196

2. Major Securities Not Marked to Market

(in thousands of yen)

	Value shown on Interim Consolidated Balance Sheet
Other Securities	
Unlisted Shares	590,136
Others	142,706

(Note) In the current interim consolidated accounting period, with regard to the unlisted securities without market value, impairment of ¥167,924,000 was made.

In this connection, in impairment of the securities, all of them are impaired if the interest of the Company in net asset value of the pertinent company at the end of the interim consolidated accounting period has decreased by over 50% against acquisition cost. If it has decreased by 30-50%, impairment is made for the necessary amount, taking recoverability into consideration.

End of previous consolidated fiscal year (as of March 3, 2007)

1. Other Market Value bearing Securities

(in thousands of yen)

	Acquisition Cost	Value shown on Consolidated Balance Sheet	Balance
(1) Equity Shares	940,703	2,454,093	1,513,390
(2) Others	243,043	255,187	12,143
Total	1,183,746	2,709,280	1,525,534

2. Major Securities Not Marked to Market

(in thousands of yen)

	Value shown on Consolidated Balance Sheet
Other Securities	
Unlisted Shares	275,421
Others	122,287

(Note) In the current consolidated fiscal year, with regard to the unlisted securities without market value, impairment of ¥5,424,000 was made.

In this connection, in impairment of the securities, all of them are impaired if the interest of the Company in net asset value of the pertinent company at the end of the current consolidated fiscal year has decreased by over 50% against acquisition cost. If it has decreased by 30-50%, impairment is made for the necessary amount, taking recoverability into consideration.

(Notes Related to Derivative Transactions)

Previous interim consolidated accounting period (April 1, 2006 to September 30, 2006), Current interim consolidated accounting period (April 1, 2007 to September 30, 2007), and Previous consolidated fiscal year (April 1, 2006 to March 31, 2007)

No applicable matters as our Group does not use derivative transactions.

(Stock Option, etc.)

Previous Interim Consolidated Accounting Period (From April 1, 2006 to September 30, 2006)

1. Amount of Expenses appropriated and Item in the Current Interim Consolidated Accounting Period concerning Stock Option
   Sales cost, Selling, General & Admin. Expenses ¥8,961 thousand

2. Details of Stock Option granted in the Current Interim Consolidated Accounting Period

	Stock Option for Directors as the compensation in 2006
Classification and number of persons to be granted	Directors of the Company: 7 persons
Number of stock options granted by type of stock	Common stock: 39,000 shares
Granted Date	August 1, 2006
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be in position of Director of the Company at the time of exercising right.
Subject period of service	1 year and 11 months (From August 1, 2006 to June 30, 2008)
Period for exercising rights	From: July 1, 2008 To: June 30, 2011
Price of exercising rights (yen)	1,810
Fair valued unit price at the granted date (yen)	433

	Stock Option for Employees in 2006
Classification and number of persons to be granted	Employees of the Company: 216 persons Directors and Employees of subsidiaries of the Company: 5 persons
Number of stock options granted by type of stock	Common stock: 199,000 shares
Granted Date	August 1, 2006
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a director or an employee of the subsidiaries of the Company at the time of exercising rights.
Subject period of service	1 year and 11 months (From August 1, 2006 to June 30, 2008)
Period for exercising rights	From: July 1, 2008 To: June 30, 2011
Price of exercising rights (yen)	1,810
Fair valued unit price at the granted date (yen)	433

Current Interim Consolidated Accounting Period (From April 1, 2007 to September 30, 2007)

1. Amount of Expenses appropriated and Item in the Current Interim Consolidated Accounting Period concerning Stock Option
   Sales cost, Selling, General & Admin. Expenses ¥25,868 thousand

2. Details of Stock Option granted in the Current Interim Consolidated Accounting Period

	Stock Option for Employees in 2007
Classification and number of persons to be granted	Employees of the Company: 217 persons Directors and Employees of subsidiaries of the Company: 6 persons
Number of stock options granted by type of stock	Common stock: 200,000 shares
Granted Date	August 1, 2007
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an officer or an employee of the Company or a Director or an employee of the subsidiaries of the Company at the time of exercising rights.
Subject period of service	1 year and 11 months (From August 1, 2007 to June 30, 2009)
Period for exercising rights	From: July 1, 2009 To: June 30, 2012
Price of exercising rights (yen)	1,187
Fair valued unit price at the granted date (yen)	293

3. Amount posted as profit due to invalidation by non-exercise of right.
   ¥240 thousand

Previous Consolidated Fiscal Year (From April 1, 2006 to March 31, 2007)

1. Amount of Expenses appropriated and Item in the Current Consolidated Fiscal Year concerning Stock Option
   Sales cost, Selling, General & Admin. Expenses ¥27,937 thousand

2. Details of Stock Option existing during the Current Consolidated Fiscal Year

	Stock Option in 2001	Stock Option in 2002
Classification and number of persons to be granted	Directors of the Company: 7 persons Employees of the Company: 191 persons	Directors of the Company: 7 persons Employees of the Company: 200 persons Directors and Employees of subsidiaries of the Company: 14 persons
Number of stock options granted by type of stock	Common stock: 260,000 shares	Common stock: 301,800 shares
Granted Date	August 10, 2001	August 9, 2002
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - The person who is granted preemptive rights must also be a Director or an employee of the Company at the time of exercising the rights.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.
Subject period of service	1 year and 11 months (From August 10, 2001 to June 30, 2003)	1 year and 11 months (From August 9, 2002 to June 30, 2004)
Period for exercising rights	From: July 1, 2003 To: June 30, 2006	From: July 1, 2004 To: June 30, 2007
Price of exercising rights (yen)	1,504	1,744
Fair valued unit price at the granted date (yen)	---	---

	Stock Option in 2003	Stock Option in 2004
Classification and number of persons to be granted	Directors of the Company: 6 persons Employees of the Company: 204 persons Directors and Employees of subsidiaries of the Company: 9 persons	Employees of the Company: 217 persons Directors and Employees of affiliated companies of the Company: 12 persons
Number of stock options granted by type of stock	Common stock: 286,600 shares	Common stock: 233,400 shares
Granted Date	August 5, 2003	August 4, 2004
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be a Director or an employee of the Company or a subsidiary of the Company at the time of exercising the rights.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a Director or an employee of the affiliated companies of the Company at the time of exercising the rights.
Subject period of service	1 year and 11 months (From August 5, 2003 to June 30, 2005)	1 year and 11 months (From August 4, 2004 to June 30, 2006)
Period for exercising rights	From: July 1, 2005 To: June 30, 2008	From: July 1, 2006 To: June 30, 2009
Price of exercising rights (yen)	2,954	4,393
Fair valued unit price at the granted date (yen)	---	---

	Officers' retirement bonuses Stock option in 2005	Employees, etc. Stock option in 2005
Classification and number of persons to be granted	Directors of the Company: 6 persons	Employees of the Company: 211 persons Directors and Employees of affiliated companies of the Company: 11 persons
Number of stock options granted by type of stock	Common stock: 39,700 shares	Common stock: 206,300 shares
Granted Date	August 1, 2005	August 4, 2005
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - Eligible persons may exercise the new share subscription rights only at the time of their retirement from office of directors of the Company; provided, however, that the eligible persons may exercise the new share subscription rights during the period between the following day of the date of retirement (hereinafter referred to as the "Commencement Date of Exercising Right") and the date elapsing ten (10) days from the Commencement Date of Exercising Right. - In the event that the eligible person has died, among his/her heirs, only the spouse, children and direct ancestors of the first degree may exercise the new share subscription rights; provided, however, that heirs may exercise the new share subscription rights during the period between following day of the retirement of the eligible person by death and the date elapsing three (3) months from that date.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a director or an employee of the affiliated companies of the Company at the time of exercising the rights.
Subject period of service	Not determined.	1 year and 11 months (From August 4, 2005 to June 30, 2007)
Period for exercising rights	From: August 1, 2005 To: July 31, 2025	From: July 1, 2007 To: June 30, 2010
Price of exercising rights (yen)	1	2,637
Fair valued unit price at the granted date (yen)	---	---

	Compensation to Directors Stock option in 2006	Employees, etc. Stock option in 2006
Classification and number of persons to be granted	Directors of the Company: 7 persons	Employees of the Company: 216 persons Directors and Employees of the affiliated companies of the Company: 5 persons
Number of stock options granted by type of stock	Common stock: 39,000 shares	Common stock: 199,000 shares
Granted Date	August 1, 2006	August 1, 2006
Condition for Ascertained Claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be in position of a Director of the Company at the time of exercising rights.	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a director or an employee of a subsidiary of the Company at the time of exercising the rights.
Subject period of service	1 year and 11 months (From August 1, 2006 to June 30, 2008)	1 year and 11 months (From August 1, 2006 to June 30, 2008)
Period for exercising rights	From: July 1, 2008 To: June 30, 2011	From: July 1, 2008 To: June 30, 2011
Price of exercising rights (yen)	1,810	1,810
Fair valued unit price at the granted date (yen)	433	433

(Segment Information)

Segment Information by Business Category

Previous interim consolidated accounting period (From April 1, 2006 to September 30, 2006)

As a result of liquidation of Arisawa Sporting Goods Co., Ltd, which conducted other businesses in the previous consolidated fiscal year, in the current interim consolidated accounting period, either ratio of sales and operating profit of other businesses to the total sales and total operating profit of all segments is significantly below 10%, and this is expected to continue in the future, statement of segment information by business category is omitted.

Current interim consolidated accounting period (From April 1, 2007 to September 30, 2007)

The respective amounts of sales and operating profits from manufacturing and sales business of industrial application materials, etc., exceed 90% of the total sales and the total operating profit of all segments, the description of segment information by business category is omitted.

Current consolidated fiscal year (From April 1, 2006 to March 31, 2007)

As a result of liquidation of Arisawa Sporting Goods Co., Ltd, which conducted other businesses in the previous consolidated fiscal year, in the current consolidated fiscal year, either ratio of sales and operating profit of other businesses to the total sales and total operating profit of all segments is significantly below 10%, and this is expected to continue in the future, statement of segment information by business category is omitted.

Segment Information by Location

There is no applicable matter as there is no consolidated subsidiary or overseas branch office located in any country or region other than Japan for the previous interim consolidated accounting period (from April 1, 2006 to September 30, 2006), current interim consolidated accounting period (from April 1, 2007 to September 30, 2007) and previous consolidated fiscal year (from April 1, 2006 to March 31, 2007).

Overseas Sales

Previous interim consolidated accounting period (From April 1, 2006 to September 30, 2006)

	Asia	North America	Other regions	Total
I. Overseas Sales (thousand yen)	7,213,222	2,852,351	346,643	10,412,217
II. Consolidated Sales (thousand yen)				24,431,730
III. Proportion of Overseas Sales to Consolidated Sales (%)	29.5	11.7	1.4	42.6

Current interim consolidated accounting period (From April 1, 2007 to September 30, 2007)

	Asia	North America	Other regions	Total
I. Overseas Sales (thousand yen)	7,785,120	261,747	5,473	8,052,341
II. Consolidated Sales (thousand yen)				19,937,302
III. Proportion of Overseas Sales to Consolidated Sales (%)	39.1	1.3	0.0	40.4

Previous Consolidated Fiscal Year (From April 1, 2006 to March 31, 2007)

	Asia	North America	Other regions	Total
I. Overseas Sales (thousand yen)	13,446,676	3,893,809	464,708	17,805,194
II. Consolidated Sales (thousand yen)				42,652,842
III. Proportion of Overseas Sales to Consolidated Sales (%)	31.5	9.1	1.1	41.7

(Note) 1. The regions are classified by geographical proximity.

2. The respective regions are composed of the following countries.

Asia: Korea, China, Taiwan, Malaysia, etc.

North America: USA and Canada

3. Overseas sales are the sales (including indirect exports) by the Company and consolidated subsidiaries with respect to countries or areas other than Japan.

(Per share information)

The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)		The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)		The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)	
Net asset per share	¥1,215.95	Net asset per share	¥1,236.95	Net asset per share	¥1,231.45
Earnings per share for the interim period	¥45.13	Earnings per share for the interim period	¥28.90	Earnings per share for the current term	¥62.83
Fully diluted earnings per share for the interim period	¥45.04	Fully diluted earnings per share for the interim period	¥28.87	Fully diluted earnings per share for the current term	¥62.75

(Note) Earnings per share and fully diluted earnings per share for the interim (current) period are calculated on the basis of the following:

	The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)	The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
Earnings per share for the interim (current) period			
Net Profit for the interim (current) period (thousands of yen)	1,599,522	1,011,211	2,213,543
Amounts that are not attributable to common share holders (thousands of yen)	---	---	---
Net profit for common shares for the interim (current) period (thousands of yen)	1,599,522	1,011,211	2,213,543
Average number of shares during the term	35,440,415	34,991,310	35,232,991
Fully diluted earnings per share for the interim (current) period			
Adjusted amount of net profit for the interim (current) period (thousands of yen)	---	---	---
Increase in number of common shares	66,151	38,415	41,361
(Of those, number of new share subscription rights)	(66,151)	(38,415)	(41,361)
The outline of potential dilution includes no dilution in the calculation of earnings per share after dilution for the interim (current) period due to the absence of dilutive effects:	Three types of new share subscription rights issued under the former Commercial Code (Number of new share subscription rights: 6,036 shares). For details, refer to "4. Status of the Submitting Company, 1. Status of Equity Shares, etc., (2) Status of New Share Subscription Rights, etc."	Five types of new share subscription rights issued under the former Commercial Code and Corporation Law (Number of new share subscription rights: 8,957 shares). For details, refer to "4. Status of the Submitting Company, 1. Status of Equity Shares, etc., (2) Status of New Share Subscription Rights, etc."	Five types of new share subscription rights issued under the former Commercial Code and Corporation Law (Number of new share subscription rights: 8,492 shares). For details, refer to "4. Status of the Submitting Company, 1. Status of Equity Shares, etc., (2) Status of New Share Subscription Rights, etc."

(Significant subsequent events)

The previous interim consolidated accounting period (April 1, 2006 to September 30, 2006)	The current interim consolidated accounting period (April 1, 2007 to September 30, 2007)	The previous consolidated fiscal year (April 1, 2006 to March 31, 2007)
1. Acquisition of Treasury Stocks The Company adopted a resolution at the board of directors' meeting held on July 25, 2006 to acquire treasury stocks under the provisions of Article 156 of the Corporation Law the reading of which has been changed to be applied under the provisions of Article 165, paragraph 3 of the Corporation Law. The details of resolution and acquisition state are reported in the "Significant subsequent events" in "2 Interim Financial Statements, etc."	1. Decision on Material Capital Investment Plan The Company adopted a resolution at the board of directors' meeting held on October 23, 2007 that expansion of manufacturing facilities shall be made at Nakadahara-Nishi Factory of the Company for the purpose of manufacturing of 3D (stereoscopic displays) related materials as follows. (1) Details of Facilities Manufacturing facilities of 3D (stereoscopic displays) related materials. (2) Period of Introducing Facilities Start of Construction: December 2007 Scheduled Start of Operation: November 2008 (3) Scheduled Investment Amount Approximately ¥4,000 million (4) Effect By the completion of the facilities, the Company will be able to respond to active inquiries for 3D (stereoscopic displays) related materials expected in the future. 2. Acquisition of a company by purchase of shares The Company, based on a resolution adopted at the board of directors' meeting held on September 21, 2007, made Colorlink Japan, Co., Ltd., an affiliated company to which the equity method was applied, a wholly owned subsidiary of the Company by acquiring all the outstanding shares of the object company as of November 20, 2007. (1) Purpose of Acquisition of Shares For the purpose of promoting collaboration of display business with the Company, it was determined to be a wholly owned subsidiary. (2) Name of the company from which shares are purchased REAL D, Inc. (3) Name of the company acquired, business line and size (i) Name: Colorlink Japan Co., Ltd. (ii) Business Line: manufacturing and sale of special optical films (iii) Size (as of the end of the term ended March 31, 2007) Capital: ¥187,687 thousand Net sales: ¥2,317,649 thousand (4) Acquisition of Shares November 20, 2007 (5) Number of shares to be acquired, acquisition price and the equity ratio after acquisition Number of shares to be acquired: 2,331 shares Acquisition price: ¥363,132 thousand Equity ratio after acquisition: 100%	---
---		

(2) Other

No applicable matters.

2. Interim Financial Statement, etc.

(1) Interim Financial Statement

1) Interim Balance Sheet

Item	Note	End of previous interim accounting period (As of September 30, 2006) Amount (thousand yen)		Composition ratio (%)	End of current interim accounting period (As of September 30, 2007) Amount (thousand yen)		Composition ratio (%)	Condensed balance sheet for previous fiscal year (As of March 31, 2007) Amount (thousand yen)		Composition ratio (%)
(Assets)										
I. Current Assets										
1. Cash and deposits		5,331,121			4,396,712			3,776,726		
2. Notes receivable	*6	2,363,720			1,283,536			1,730,943		
3. Accounts receivable		9,898,705			8,699,934			6,876,113		
4. Inventories		7,046,654			5,792,095			5,237,430		
5. Deferred taxable assets		182,192			243,700			243,700		
6. Others		1,175,464			1,124,634			1,300,857		
Allowance for doubtful accounts		Δ45,888			Δ72,516			Δ49,125		
Total Current Assets			25,951,971	53.2		21,468,097	47.9		19,116,647	45.4
II. Fixed Assets										
1. Tangible fixed assets										
(1) Buildings	*1 *2	6,681,363			6,373,303			6,468,595		
(2) Machinery and Equipment	*1 *2	6,599,903			5,897,220			6,340,324		
(3) Land	*2	1,391,077			1,391,077			1,391,077		
(4) Construction in progress		623,808			1,083,946			583,003		
(5) Others	*1 *2	711,338			710,679			717,482		
Total Tangible Fixed Assets		16,007,490			15,456,226			15,500,483		
2. Intangible Fixed Assets		143,397			129,765			120,960		
3. Investments and other assets										
(1) Investment Securities		2,754,649			3,379,290			2,982,268		
(2) Stocks of affiliated companies		3,309,501			3,915,047			3,881,368		
(3) Others		843,203			737,324			758,147		
Allowance for doubtful accounts		Δ207,757			Δ286,760			Δ256,908		
Total investments and other assets		6,699,597			7,744,902			7,364,875		
Total Fixed Assets			22,850,485	46.8		23,330,894	52.1		22,986,318	54.6
Total Assets			48,802,456	100.0		44,798,992	100.0		42,102,966	100.0

Item	Note	End of previous interim accounting period (As of September 30, 2006)			End of current interim accounting period (As of September 30, 2007)			Condensed balance sheet for previous fiscal year (As of March 31, 2007)		
		Amount (thousand yen)		Com-position ratio (%)	Amount (thousand yen)		Com-position ratio (%)	Amount (thousand yen)		Com-position ratio (%)
(Liabilities)										
I. Current Liabilities										
1. Notes payable	*6	6,502,566			4,689,914			3,918,574		
2. Accounts payable		4,925,787			4,103,931			2,547,407		
3. Short-term borrowings	*2 *4	190,000			190,000			190,000		
4. Accrued income tax and others		774,078			295,339			142,973		
5. Equipment notes payable	*6	661,275			767,975			753,760		
6. Allowance for bonuses		819,818			410,315			317,262		
7. Others	*5	1,173,173			1,053,700			730,095		
Total Current Liabilities			15,046,701	30.8		11,511,177	25.7		8,600,074	20.4
II. Fixed Liabilities										
1. Deferred taxable liabilities		271,732			346,197			332,224		
2. Others		75,998			53,867			75,831		
Total Fixed Liabilities			347,730	0.7		400,064	0.9		408,055	1.0
Total Liabilities			15,394,432	31.5		11,911,241	26.6		9,008,130	21.4
(Net Assets)										
I. Shareholders' Equity										
1. Capital			7,117,251	14.6		7,117,253	15.9		7,117,251	16.9
2. Capital surplus										
(1) Capital reserve		6,229,282			6,229,282			6,229,282		
Total capital surplus			6,229,282	12.8		6,229,282	13.9		6,229,282	14.8
3. Earned surplus										
(1) Earned surplus reserve		748,262			748,262			748,262		
(2) Other earned surplus										
Reserve for dividends		171,600			171,600			171,600		
Reserve for advanced depreciation of fixed assets		59,989			51,440			51,440		
Reserve for special depreciation		2,489			564			564		
Contingent reserve		18,130,000			19,130,000			18,130,000		
Earned surplus carried forward		2,698,887			1,658,472			2,910,894		
Total Earned Surplus			21,811,229	44.7		21,760,340	48.6		22,012,762	52.2
4. Treasury stock			Δ2,724,400	Δ5.6		Δ3,211,154	Δ7.2		Δ3,210,282	Δ7.6
Total shareholders' equity			32,433,362	66.5		31,895,721	71.2		32,149,013	76.3
II. Valuation and Translation Difference, etc.										
1. Other securities valuation differences			965,701	2.0		938,463	2.1		917,884	2.2
Total valuation and translation difference, etc.			965,701	2.0		938,463	2.1		917,884	2.2
III. New Share Subscription Rights			8,961	0.0		53,565	0.1		27,937	0.1
Total Net Assets			33,408,024	68.5		32,887,751	73.4		33,094,836	78.6
Total Liabilities and Net Assets			48,802,456	100.0		44,798,992	100.0		42,102,966	100.0

2) Interim Statement of Income

		Previous interim accounting period (From April 1, 2006 to September 30, 2006)			Current interim accounting period (From April 1, 2007 to September 30, 2007)			Condensed statement of income for previous fiscal year (From April 1, 2006 to March 31, 2007)		
Item	Note	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)	Amount (thousand yen)		(%)
I. Sales			22,907,321	100.0		18,664,494	100.0		39,672,925	100.0
II. Sales Cost			19,650,429	85.8		16,370,815	87.7		34,774,811	87.7
Gross profit on sales			3,256,892	14.2		2,293,678	12.3		4,898,113	12.3
III. Selling and General Administration Expenses			1,728,076	7.5		1,526,794	8.2		3,127,136	7.9
Operating profit			1,528,815	6.7		766,884	4.1		1,770,976	4.4
IV. Non-Operating Revenue	*1		967,057	4.2		678,697	3.6		1,281,288	3.2
V. Non-Operating Expense	*2		149,595	0.7		240,907	1.3		407,983	1.0
Ordinary profit			2,346,277	10.2		1,204,674	6.4		2,644,281	6.6
VI. Extraordinary Profit	*3		14,308	0.1		2,495	0.0		577,201	1.5
VII. Extraordinary Losses	*4		17,331	0.1		207,228	1.1		744,250	1.9
Interim (current) net profit before taxes, etc.			2,343,254	10.2		999,940	5.3		2,477,232	6.2
Corporate income tax, local resident tax, and enterprise tax	*6	788,005			342,600			689,000		
Adjustment of corporate income tax, etc.	*6	---	788,005	3.4	---	342,600	1.8	31,450	720,450	1.8
Interim (current) net profit			1,555,248	6.8		657,339	3.5		1,756,781	4.4

3) Statement of Interim Shareholders' Equity Fluctuation

Previous interim accounting period (From April 1, 2006 to September 30, 2006)

	Shareholders' Equity							
	Capital	Capital surplus		Earned surplus			Treasury stock	Total Shareholders' equity
		Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus *2	Total earned surplus		
Balance as of March 31, 2006 (in thousands of yen)	7,101,486				20,678,298	21,426,561	Δ2,444,136	32,297,427
Fluctuating amount during the interim accounting period								
Issue of new shares	15,764	15,764	15,764					31,529
Dividend of surplus *1					Δ1,170,580	Δ1,170,580		Δ1,170,580
Interim net profit					1,555,248	1,555,248		1,555,248
Acquisition of treasury stock							Δ280,263	Δ280,263
Fluctuating amount of items other than shareholders' equity during the interim accounting period (net amount)								
Total fluctuating amount during the interim accounting period (in thousands of yen)	15,764	15,764	15,764	---	384,668	384,668	Δ280,263	135,934
Balance as of September 30, 2006 (in thousands of yen)	7,117,251	6,229,282	6,229,282	748,262	21,062,966	21,811,229	Δ2,724,400	32,433,362

	Valuation and translation difference, etc.		New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,073,469	1,073,469	---	33,370,897
Fluctuating amount during the interim accounting period				
Issue of new shares				31,529
Dividend of surplus *1				Δ1,170,580
Interim net profit				1,555,248
Acquisition of treasury stock				Δ280,263
Fluctuating amount of items other than shareholders' equity during the interim accounting period (net amount)	Δ107,768	Δ107,768	8,961	Δ98,806
Total fluctuating amount during the interim accounting period (in thousands of yen)	Δ107,768	Δ107,768	8,961	37,127
Balance as of September 30, 2006 (in thousands of yen)	965,701	965,701	8,961	33,408,024

(Note) *1 This is the item of profit appropriation at the general meeting of shareholders held in June 2006.

*2 Details of other earned surplus are as follows.

	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special account of advanced depreciation of fixed assets	Reserve for special depreciation	Contingent reserve	Earned surplus carried forward	Total
Balance as of March 31, 2006 (in thousands of yen)	171,600	4,608	41,166	4,415	16,130,000	4,326,507	20,678,298
Fluctuating amount during the interim accounting period							
Accumulation of reserve for advanced depreciation of fixed assets (Note)		62,859				Δ62,859	---
Reversal of reserve for advanced depreciation of fixed assets (Note)		Δ7,479				7,479	---
Reversal of reserve for special account of advanced depreciation of fixed assets (Note)			Δ41,166			41,166	---
Reversal of reserve for special depreciation (Note)				Δ1,925		1,925	---
Accumulation of contingent reserve (Note)					2,000,000	Δ2,000,000	---
Dividend of surplus (Note)						Δ1,170,580	Δ1,170,580
Interim net profit						1,555,248	1,555,248
Total fluctuating amount during the interim accounting period (in thousands of yen)	---	55,380	Δ41,166	Δ1,925	2,000,000	Δ1,627,619	384,668
Balance as of September 30, 2006 (in thousands of yen)	171,600	59,989	---	2,489	18,130,000	2,698,887	21,062,966

(Note) This is the item of profit appropriation at the general meeting of shareholders held in June 2006.

Current interim accounting period (From April 1, 2007 to September 30, 2007)

	Shareholders' Equity							
	Capital	Capital surplus		Earned surplus			Treasury stock	Total Shareholders' equity
		Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus (Note)	Total earned surplus		
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	6,229,282	748,262	21,264,500	22,012,762	Δ3,210,282	32,149,013
Fluctuating amount during the interim accounting period								
Issue of new shares	2							2
Dividend of surplus					Δ909,761	Δ909,761		Δ909,761
Interim net profit					657,339	657,339		657,339
Acquisition of treasury stock							Δ872	Δ872
Fluctuating amount of items other than shareholders' equity during the interim accounting period (net amount)								
Total fluctuating amount during the interim accounting period (in thousands of yen)	2	---	---	---	Δ252,422	Δ252,422	Δ872	Δ253,291
Balance as of September 30, 2007 (in thousands of yen)	7,117,253	6,229,282	6,229,282	748,262	21,012,077	21,760,340	Δ3,211,154	31,895,721

	Valuation and translation difference, etc.		New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Total valuation and translation differences, etc.		
Balance as of March 31, 2007 (in thousands of yen)	917,884	917,884	27,937	33,094,836
Fluctuating amount during the interim accounting period				
Issue of new shares				2
Dividend of surplus				Δ909,761
Interim net profit				657,339
Acquisition of treasury stock				Δ872
Fluctuating amount of items other than shareholders' equity during the interim accounting period (net amount)	20,579	20,579	25,627	46,206
Total fluctuating amount during the interim accounting period (in thousands of yen)	20,579	20,579	25,627	Δ207,084
Balance as of September 30, 2007 (in thousands of yen)	938,463	938,463	53,565	32,887,751

(Note) Details of other earned surplus are as follows.

	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special depreciation	Contingent reserve	Earned surplus carried forward	Total
Balance as of March 31, 2007 (in thousands of yen)	171,600	51,440	564	18,130,000	2,910,894	21,264,500
Fluctuating amount during the interim accounting period						
Accumulation of contingent reserve				1,000,000	Δ1,000,000	---
Dividend of surplus					Δ909,761	Δ909,761
Interim net profit					657,339	657,339
Total fluctuating amount during the interim accounting period (in thousands of yen)	---	---	---	1,000,000	Δ1,252,422	Δ252,422
Balance as of September 30, 2007 (in thousands of yen)	171,600	51,440	564	19,130,000	1,658,472	21,012,077

Statement of shareholders' equity fluctuation of previous fiscal year
(From April 1, 2006 to March 31, 2007)

	Shareholders' Equity							
	Capital	Capital surplus		Earned surplus			Treasury stock	Total Shareholders' equity
		Capital reserve	Total capital surplus	Earned surplus reserve	Other earned surplus (Note 1)	Total earned surplus		
Balance as of March 31, 2006 (in thousands of yen)	7,101,486	6,213,517	6,213,517	748,262	20,678,298	21,426,561	Δ2,444,136	32,297,427
Fluctuating amount during the fiscal year								
Issue of new shares	15,764	15,764	15,764					31,529
Dividend of surplus (Note 2)					Δ1,170,580	Δ1,170,580		Δ1,170,580
Current net profit					1,756,781	1,756,781		1,756,781
Acquisition of treasury stock							Δ766,145	Δ766,145
Fluctuating amount of items other than shareholders' equity during the fiscal year (net amount)								
Total fluctuating amount during the fiscal year (in thousands of yen)	15,764	15,764	15,764	---	586,201	586,201	Δ766,145	Δ148,414
Balance as of March 31, 2007 (in thousands of yen)	7,117,251	6,229,282	6,229,282	748,262	21,264,500	22,012,762	Δ3,210,282	32,149,013

	Valuation and translation difference, etc.		New share subscription rights	Total Net Assets
	Other revaluation balance of securities	Total valuation and translation differences, etc.		
Balance as of March 31, 2006 (in thousands of yen)	1,073,469	1,073,469	---	33,370,897
Fluctuating amount during the fiscal year				
Issue of new shares				31,529
Dividend of surplus (Note 2)				Δ1,170,580
Current net profit				1,756,781
Acquisition of treasury stock				Δ766,145
Fluctuating amount of items other than shareholders' equity during the fiscal year (net amount)	Δ155,584	Δ155,584	27,937	Δ127,647
Total fluctuating amount during the fiscal year (in thousands of yen)	Δ155,584	Δ155,584	27,937	Δ276,061
Balance as of March 31, 2007 (in thousands of yen)	917,884	917,884	27,937	33,094,836

(Note) 1. Details of other earned surplus are as follows.

	Reserve for dividends	Reserve for advanced depreciation of fixed assets	Reserve for special account of advanced depreciation of fixed assets	Reserve for special depreciation	Contingent reserve	Earned surplus carried forward	Total of other earned surplus
Balance as of March 31, 2006 (in thousands of yen)	171,600	4,608	41,166	4,415	16,130,000	4,326,507	20,678,298
Fluctuating amount during the fiscal year							
Accumulation of reserve for advanced depreciation of fixed assets (Note 2)		62,859				Δ62,859	---
Reversal of reserve for advanced depreciation of fixed assets (Note 2)		Δ7,479				7,479	---
Reversal of reserve for advanced depreciation of fixed assets		Δ8,548				8,548	---
Reversal of reserve for special account of advanced depreciation of fixed assets (Note 2)			Δ41,166			41,166	---
Reversal of reserve for special depreciation (Note 2)				Δ1,925		1,925	---
Reversal of reserve for special depreciation				Δ1,925		1,925	---
Accumulation of contingent reserve (Note 2)					2,000,000	Δ2,000,000	---
Dividend of surplus (Note 2)						Δ1,170,580	Δ1,170,580
Current net profit						1,756,781	1,756,781
Total fluctuating amount during the fiscal year (in thousands of yen)	---	46,831	Δ41,166	Δ3,850	2,000,000	Δ1,415,613	586,201
Balance as of March 31, 2007 (in thousands of yen)	171,600	51,440	---	564	18,130,000	2,910,894	21,264,500

2. This is the item of profit appropriation at the general meeting of shareholders held in June 2006.

Underlying Substantial Matters for Preparation of Interim Financial Statements

Item	The previous interim accounting period (April 1, 2006 to September 30, 2006)	The current interim accounting period (April 1, 2007 to September 30, 2007)	The previous fiscal year (April 1, 2006 to March 31, 2007)
1. Valuation standard and method of valuing assets:	(1) Securities Stocks of the subsidiaries and affiliated companies: Valued at cost using the gross average method Other Securities: Securities where a market value is available: Valued at the current price based on the market value on the interim closing day, etc. (All revaluation balance is transferred directly to the net assets and the sales cost is calculated by the gross average methods.) Securities where a market value is unavailable: Valued by the gross average method at cost. (2) Derivatives: Valued at the current price. (3) Inventories: Finished goods, merchandise, semi-finished goods, and work-in-progress: Cost method using first-in, first-out method. Raw materials and stores: Cost method using gross average method.	(1) Securities Stocks of the subsidiaries and affiliated companies: Same as on the left. Other Securities: Securities where a market value is available: Same as on the left. Securities where a market value is unavailable: Same as on the left. (2) --- (3) Inventories: Finished goods, merchandise, semi-finished goods, and work-in-progress: Same as on the left. Raw materials and stores: Same as on the left.	(1) Securities Stocks of the subsidiaries and affiliated companies: Same as on the left. Other Securities: Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to the net assets and the sales cost is calculated by the gross average methods.) Securities where a market value is unavailable: Same as on the left. (2) --- (3) Inventories: Finished goods, merchandise, semi-finished goods, and work-in-progress: Same as on the left. Raw materials and stores: Same as on the left.
2. Depreciation method for fixed assets	(1) Tangible fixed assets: Declining balance method The straight line depreciation method is used for buildings acquired on or after April 1, 1998 (excluding facilities connected to buildings). The durable length of time is as follows: Buildings: 15 - 31 years Machinery & equipment: 8 - 9 years	(1) Tangible fixed assets: Declining balance method The straight line depreciation method is used for buildings acquired on or after April 1, 1998 (excluding facilities connected to buildings). The durable length of time is as follows: Buildings: 15 - 31 years Machinery & equipment: 8 - 9 years (Changes in Accounting Policy) In connection with the amendment of the Corporation Tax Law, from the current interim accounting period, depreciation method was changed to the method under the amended Corporation Tax Law for the tangible fixed assets acquired after April 1, 2007. As a result, operating profits decreased by ¥10,179 thousand and ordinary profit and interim net profit before taxes, etc., decreased by ¥12,110 thousand.	(1) Tangible fixed assets: Declining balance method The straight line depreciation method is used for buildings acquired on or after April 1, 1998 (excluding facilities connected to buildings). The durable length of time is as follows: Buildings: 15 - 31 years Machinery & equipment: 8 - 9 years

Item	The previous interim accounting period (April 1, 2006 to September 30, 2006)	The current interim accounting period (April 1, 2007 to September 30, 2007)	The previous fiscal year (April 1, 2006 to March 31, 2007)
	(2) Intangible fixed assets: Straight line method However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	(Additional Information) In connection with the amendment of the Corporation Tax Law, for the assets acquired before March 31, 2007, by applying the depreciation method under the Corporation Tax Law before amendment, the difference in the amount equal to 5% of the acquired cost and the reminder price is evenly depreciated for five years from the following fiscal year of the fiscal year in which they reached 5% of the acquisition cost and recorded in the depreciation cost. As a result, operating profits decreased by ¥22,370 thousand and ordinary profit and interim net profit before taxes, etc., decreased by ¥37,841 thousand. (2) Intangible fixed assets: Same as on the left.	(2) Intangible fixed assets: Same as on the left.
3. Posting standard for allowances:	(1) Allowance for doubtful accounts: In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default. (2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, expenses of the current interim accounting period are booked as reserve based on estimation. (3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the current interim accounting period has been booked in order to provide for retirement benefits to employees. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥441,766 thousand to prepaid pension expenses as pension assets at the end of the current interim accounting period exceeding the liability for retirement benefits.	(1) Allowance for doubtful accounts: Same as on the left. (2) Reserve for bonuses Same as on the left. (3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the current interim accounting period has been booked in order to provide for retirement benefits to employees. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥425,386 thousand to prepaid pension expenses as pension assets at the end of the current interim accounting period exceeding the liability for retirement benefits.	(1) Allowance for doubtful accounts: Same as on the left. (2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve for the year. (3) Reserve for retirement allowance: The projected amount of retirement benefit liabilities and pension assets as of the end of the fiscal year has been booked in order to provide for retirement benefits to employees. The difference based on actuarial accounting will be expensed from the following fiscal year, according to the straight line method over a fixed number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥421,251 thousand to prepaid pension expenses as pension assets at the end of the current fiscal year exceeding the liability for retirement benefits.

Item	The previous interim accounting period (April 1, 2006 to September 30, 2006)	The current interim accounting period (April 1, 2007 to September 30, 2007)	The previous fiscal year (April 1, 2006 to March 31, 2007)
		(Additional Information) The Company shifted to a defined benefit corporate pension plan from a qualified retirement pension plan as of April 1, 2007. Impact in connection with the said change in the plan on operating profit, ordinary profit and interim net profit before taxes, etc., is minor.	
4. Standards for converting foreign currency denominated assets and liabilities into yen	Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate, etc., on the closing day of the interim accounting period, and the difference in conversion is entered as income or loss.	Same as on the left.	Foreign currency denominated assets and liabilities are converted at the spot exchange rate, etc., on the closing day of the term, and the difference in conversion is entered as income or loss.
5. Treatment of leasing transactions	Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	Same as on the left.	Same as on the left.
6. Other important matters for preparation of interim financial statements (financial statements)	Accounting treatment of consumption tax, etc. Accounting treatment of consumption tax, etc., employs a tax-excluded system.	Accounting treatment of consumption tax, etc. Same as on the left.	Accounting treatment of consumption tax, etc. Same as on the left.

Changes in Substantial Underlying Matters for Preparation of Interim Financial Statements

The previous interim accounting period (April 1, 2006 to September 30, 2006)	The current interim accounting period (April 1, 2007 to September 30, 2007)	The previous fiscal year (April 1, 2006 to March 31, 2007)
(Accounting Standards for Representation of Net Assets in the Balance Sheet) From the current interim accounting period, "Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 5 of Accounting Standards for Business Enterprises, December 9, 2005) and "Guidelines for Application of Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 8 of Application Guidelines of Accounting Standards for Business Enterprises, December 9, 2005) have been applied. The amount equal to the previous Total Stockholder Equity is ¥33,399,063 thousand. In this regard, Net Assets in the interim balance sheet in the current interim accounting period is prepared in compliance with the revised rules for interim financial statements in connection with the revised rules for interim financial statements.	---	(Accounting Standards for Representation of Net Assets in the Balance Sheet) From the current fiscal year, "Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 5 of Accounting Standards for Business Enterprises, December 9, 2005) and "Guidelines for Application of Accounting Standards for Representation of Net Assets in the Balance Sheet" (Issue No. 8 of Application Guidelines of Accounting Standards for Business Enterprises, December 9, 2005) have been applied. The amount equal to the previous Total Stockholder Equity is ¥33,066,898 thousand. In this regard, Net Assets in the balance sheet in the current fiscal year is prepared in compliance with the revised rules for financial statements in connection with the revised rules for financial statements.
(Accounting Standards for Stock Option, etc.) From the current interim accounting period, "Accounting Standards for Stock Option, etc." (Issue No. 8 of Accounting Standards for Business Enterprises, December 27, 2005) and "Application Guidelines of Accounting Standards for Stock Option, etc." (Issue No. 11 of Application Guidelines of Accounting Standards for Business Enterprises, May 31, 2006) have been applied. As a result, operating profit, ordinary profit and interim net profit before taxes, etc., decreased by ¥8,961 thousand.	---	(Accounting Standards for Stock Option, etc.) From the current fiscal year, "Accounting Standards for Stock Option, etc." (Issue No. 8 of Accounting Standards for Business Enterprises, December 27, 2005) and "Application Guidelines of Accounting Standards for Stock Option, etc." (Issue No. 11 of Application Guidelines of Accounting Standards for Business Enterprises, May 31, 2006) have been applied. As a result, operating profit, ordinary profit and current net profit before taxes, etc., decreased by ¥27,937 thousand.

Explanatory Notes

(Notes Related to Interim Balance Sheet)

End of previous interim accounting period (as of September 30, 2006)	End of current interim accounting period (as of September 30, 2007)	The previous fiscal year (as of March 31, 2007)
*1 Accumulated depreciation of tangible fixed assets ¥22,472,554 thousand	*1 Accumulated depreciation of tangible fixed assets ¥24,282,602 thousand	*1 Accumulated depreciation of tangible fixed assets ¥23,152,708 thousand
*2 Assets provided as security and secured debt are as follows:	*2 Assets provided as security and secured debt are as follows:	*2 Assets provided as security and secured debt are as follows:
Security assets: (in thousands of yen) Buildings 4,174,160 (4,174,160) Structures 112,232 (112,232) Machinery and equipment 3,376,015 (3,376,015) Tools and fixtures 58,627 (58,627) Land 258,342 (191,025) Total 7,979,377 (7,912,060) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000)	Security assets: (in thousands of yen) Buildings 3,860,865 (3,860,865) Structures 95,460 (95,460) Machinery and equipment 2,545,452 (2,545,452) Tools and fixtures 41,583 (41,583) Land 258,342 (191,025) Total 6,801,703 (6,734,386) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000)	Security assets: (in thousands of yen) Buildings 3,999,730 (3,999,730) Structures 103,273 (103,273) Machinery and equipment 2,899,218 (2,899,218) Tools and fixtures 48,975 (48,975) Land 258,342 (191,025) Total 7,309,540 (7,242,223) Secured debt: (in thousands of yen) Short tem borrowings 150,000 (150,000)
The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
3 Liabilities on guarantee (1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions: (in thousands of yen) Eagle Co., Ltd. ¥1,000 Total ¥1,000	3 Liabilities on guarantee (1) ---	3 Liabilities on guarantee (1) ---
(2) Liabilities on guarantee for purchase debt of affiliated companies from the clients (in thousands of yen) Arisawa Kenpan Co., Ltd. ¥7,081	(2) Liabilities on guarantee for purchase debt of affiliated companies from the clients (in thousands of yen) Arisawa Kenpan Co., Ltd. ¥4,971	(2) Liabilities on guarantee for purchase debt of affiliated companies from the clients (in thousands of yen) Arisawa Kenpan Co., Ltd. ¥5,292
(3) ---	(3) Guaranteed obligations of deposit money deposited in connection with transfer of business of subsidiaries SURFCO HAWAII, INC. ¥20,200 thousand	(3) Guaranteed obligations of deposit money deposited in connection with transfer of business of subsidiaries SURFCO HAWAII, INC. ¥20,658 thousand
*4 The company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim accounting period: (in thousands of yen) Current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000	*4 The company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current interim accounting period: (in thousands of yen) Current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000	*4 The company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current fiscal year: (in thousands of yen) Current account overdrafts ¥5,450,000 Draw-downs ¥190,000 Net ¥5,260,000
*5 Suspense payment consumption tax, etc., and suspense receipt consumption tax, etc., are set off and the set off amount is included in "Others" of current liabilities.	*5 Same as at the left.	*5 ---
*6 Notes to be Matured at the end of Interim Period For accounting treatment of notes to be matured at the end of interim period, it is settled as of the clearance date of notes. As the end of the current interim accounting period fall on a bank holiday, the notes to be matured at the end of the next interim period are included in the balance at the end of interim period. (in thousands of yen) Notes receivable ¥355,833 Notes payable ¥241,458 Equipment notes payable ¥35,618	*6 Notes to be Matured at the end of Interim Period For accounting treatment of notes to be matured at the end of interim period, it is settled as of the clearance date of notes. As the end of the current interim accounting period fall on a bank holiday, the notes to be matured at the end of the next interim period are included in the balance at the end of interim period. (in thousands of yen) Notes receivable ¥169,622 Notes payable ¥109,475 Equipment notes payable ¥111,445	*6 Notes to be Matured at the end of the period For accounting treatment of notes to be matured at the end of the period, it is settled as of the clearance date of notes. As the end of the current fiscal year fall on a bank holiday, the notes to be matured at the end of the next period are included in the balance at the end of the period. (in thousands of yen) Notes receivable ¥244,317 Notes payable ¥136,572 Equipment notes payable ¥50,830

(Notes to Related Interim Statement of Income)

The previous interim accounting period (April 1, 2006 to September 30, 2006)	The current interim accounting period (April 1, 2007 to September 30, 2007)	The previous fiscal year (April 1, 2006 to March 31, 2007)
*1 Material non-operating profits (in thousands of yen) Interest received ¥13,123 Dividend received ¥685,834 Rent ¥151,177	*1 Material non-operating profits (in thousands of yen) Interest received ¥17,961 Dividend received ¥426,627 Rent ¥159,410	*1 Material non-operating profits (in thousands of yen) Interest received ¥31,512 Dividend received ¥699,387 Rent ¥314,070
*2 Material non-operating expenses (in thousands of yen) Interest paid ¥677 Rent payment ¥100,909 Transfer to allowance for doubtful accounts ¥25,712	*2 Material non-operating expenses (in thousands of yen) Interest paid ¥1,114 Rent payment ¥125,710 Transfer to allowance for doubtful accounts ¥39,657 Exchange loss ¥26,428	*2 Material non-operating expenses (in thousands of yen) Interest paid ¥1,595 Rent payment ¥213,017 Transfer to allowance for doubtful accounts ¥85,204 Loss of investment association ¥45,280
*3 Material extraordinary profits (in thousands of yen) Profit on sale of investment securities ¥10,277 Profit on sale of fixed assets ¥3,866	*3 Material extraordinary profits (in thousands of yen) Profit on sale of fixed assets ¥2,000 Profit on sale of investment securities ¥254	*3 Material extraordinary profits (in thousands of yen) Profit on sale of investment securities ¥513,965 Profit on sale of fixed assets ¥17,598
*4 Material extraordinary losses (in thousands of yen) Loss on retirement of fixed assets ¥11,306 Transfer to allowance for doubtful accounts ¥3,600 Loss on sale of fixed assets ¥1,424	*4 Material extraordinary losses (in thousands of yen) Valuation loss on investment securities ¥167,924 Valuation loss on stocks of subsidiaries ¥27,751	*4 Material extraordinary losses (in thousands of yen) Loss on retirement of inventories ¥561,344 Loss on retirement of fixed assets ¥111,124 Loss on sale of fixed assets ¥1,424
5 Effectuated depreciation (in thousands of yen) Tangible fixed assets ¥1,155,456 Intangible fixed assets ¥20,383 Total ¥1,175,839	5 Effectuated depreciation (in thousands of yen) Tangible fixed assets ¥1,131,069 Intangible fixed assets ¥21,527 Total ¥1,152,596	5 Effectuated depreciation (in thousands of yen) Tangible fixed assets ¥2,425,424 Intangible fixed assets ¥41,223 Total ¥2,466,647
*6 Since tax effect accounting by the simplified method is applied to Tax expenses in the current interim accounting period, adjustment of corporate income tax, etc., is included in "Corporate income tax, local resident tax and enterprise tax."	*6 Same as at the left.	*6 ---

(Notes Related to Statement of Interim Shareholders' Equity Fluctuation)

Previous interim accounting period (From April 1, 2006 to September 30, 2006)

Matters concerning Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous fiscal year (shares)	Number of shares increased in the current interim accounting period (shares)	Number of shares decreased in the current interim accounting period (shares)	Number of shares at the end of the current interim accounting period (shares)
Common stock (Note)	1,053,997	164,430	---	1,218,427
Total	1,053,997	164,430	---	1,218,427

(Note) Increase in number of the common stock of treasury stock of 164,430 shares consists of the increase of 830 shares by the purchase of odd stock and the increase of 163,600 shares by the purchase based on the resolution of the board of directors.

Current interim accounting period (From April 1, 2007 to September 30, 2007)

Matters concerning Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous fiscal year (shares)	Number of shares increased in the current interim accounting period (shares)	Number of shares decreased in the current interim accounting period (shares)	Number of shares at the end of the current interim accounting period (shares)
Common stock (Note)	1,556,189	777	---	1,556,966
Total	1,556,189	777	---	1,556,966

(Note) Increase in number of the common stock of treasury stock of 777 shares is due to the purchase of odd stock.

Previous fiscal year (From April 1, 2006 to March 31, 2007)

Matters concerning Types and Number of Shares of Treasury Stock

	Number of shares at the end of previous fiscal year (shares)	Number of shares increased in the current fiscal year (shares)	Number of shares decreased in the current fiscal year (shares)	Number of shares at the end of the current fiscal year (shares)
Common stock (Note)	1,053,997	502,192	---	1,556,189
Total	1,053,997	502,192	---	1,556,189

(Note) Increase in number of the common stock of treasury stock of 502,192 shares consists of the increase of 2,192 shares by the purchase of odd stock and the increase of 500,000 shares by the purchase based on the resolution of the board of directors.

(Notes Related to Leasing Transaction)

The previous interim accounting period (April 1, 2006 to September 30, 2006)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, amount equivalent to accumulated impairment losses, and amount equivalent to the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Amount equivalent to balance at interim period end
Tools and fixtures	84,059	47,651	36,408
Other	207,091	56,162	150,929
Total	291,151	103,813	187,338

(Notes) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible fixed asset balance at the end of interim period.

2. Amount equivalent to prepaid lease balance at the end of interim period, etc.
Amount equivalent to prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥53,581
More than 1 year	¥133,756
Total:	¥187,338

(Note) The amount equivalent to the prepaid lease balance at the end of the interim period is calculated on an interest paid included basis because this balance makes up such a small portion of tangible fixed asset balance at the end of interim period.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

(Thousands of yen)

(1) Prepaid lease payments: ¥27,633
(2) Depreciation cost equivalent: ¥27,633

4. Method for calculating depreciation cost equivalent:
The straight line method is adopted, where the period of lease is set as the useful life and the salvage value is set at zero.

(Regarding Impairment Losses)
There is no impairment loss allocated to lease assets.

The current interim accounting period (April 1, 2007 to September 30, 2007)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, amount equivalent to accumulated impairment losses, and amount equivalent to the balance at the end of the interim period

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Amount equivalent to balance at interim period end
Tools and fixtures	74,031	52,776	21,254
Other	215,739	81,885	133,854
Total	289,771	134,662	155,109

Same as on the left.

2. Amount equivalent to prepaid lease balance at the end of interim period, etc.
Amount equivalent to prepaid lease balance at the end of interim period

(Thousands of yen)

Less than 1 year	¥51,892
More than 1 year	¥103,216
Total:	¥155,109

Same as on the left.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

(Thousands of yen)

(1) Prepaid lease payments: ¥27,213
(2) Depreciation cost equivalent: ¥27,213

4. Method for calculating depreciation cost equivalent:

Same as on the left.

(Regarding Impairment Losses)
Same as on the left.

The previous fiscal year (April 1, 2006 to March 31, 2007)

Finance-lease transactions except for which titles to the leased items are deemed to be transferred to the lessee.

1. The amount equivalent to acquisition prices of leased assets, the amount equivalent to accumulated depreciation costs, amount equivalent to accumulated impairment losses, and amount equivalent to the balance at the end of the term

(Thousands of yen)

	Amount equivalent to acquisition prices	Amount equivalent to accumulated depreciation costs	Amount equivalent to balance at period end
Tools and fixtures	81,803	53,092	28,710
Other	204,010	62,128	141,882
Total	285,814	115,221	170,593

(Note) The amount equivalent to acquisition prices are calculated on an interest paid included basis because the prepaid lease balance makes up such a small portion of tangible fixed asset balance at the end of term.

2. Amount equivalent to prepaid lease balance at the end of term, etc.
Amount equivalent to prepaid lease balance at the end of term

(Thousands of yen)

Less than 1 year	¥53,267
More than 1 year	¥117,326
Total:	¥170,593

(Note) The amount equivalent to the prepaid lease balance at the end of the term is calculated on an interest paid included basis because this balance makes up such a small portion of tangible fixed asset balance at the end of term.

3. Prepaid lease payments, reversal amount of lease assets impairment account, depreciation cost equivalents and impairment losses:

(Thousands of yen)

(1) Prepaid lease payments: ¥56,814
(2) Depreciation cost equivalent: ¥56,814

4. Method for calculating depreciation cost equivalent:

Same as on the left.

(Regarding Impairment Losses)
Same as on the left.

(Notes Related to Securities)

End of previous interim accounting period (as of September 30, 2006)

Shares of subsidiaries and affiliates that have market value

(in thousands of yen)

	Value shown on Interim Balance Sheet	Market value	Balance
Shares of affiliates	2,578,861	19,580,515	17,001,653

End of current interim accounting period (as of September 30, 2007)

Shares of subsidiaries and affiliates that have market value

(in thousands of yen)

	Value shown on Interim Balance Sheet	Market value	Balance
Shares of affiliates	3,160,575	13,128,948	9,968,373

End of previous fiscal year (as of March 31, 2007)

Shares of subsidiaries and affiliates that have market value

(in thousands of yen)

	Value shown on Interim Balance Sheet	Market value	Balance
Shares of affiliates	3,130,728	18,629,864	15,499,136

(Significant subsequent events)

The previous interim accounting period (April 1, 2006 to September 30, 2006)	The current interim accounting period (April 1, 2007 to September 30, 2007)	The previous fiscal year (April 1, 2006 to March 31, 2007)
1. Acquisition of Treasury Stocks The Company adopted a resolution at the board of directors' meeting held on July 25, 2006 to acquire treasury stocks under the provisions of Article 156 of the Corporation Law the reading of which has been changed to be applied under the provisions of Article 165, paragraph 3 of the Corporation Law, and acquisition of treasury stocks has been carried out. (1) Details of resolution at the board of directors' meeting to acquire treasury stocks (i) Reasons for Acquisition of Treasury Stocks To carry out expeditious capital policy. (ii) Details of Acquisition 1) Type of shares to be acquired Common shares of the Company 2) Total number of shares to be acquired 500,000 shares (upper limit) 3) Total acquired amount of shares ¥1,250,000,000 (upper limit) 4) Period for purchasing treasury stocks From August 1, 2006 to January 19, 2007 (2) Status of Acquisition The Company completed on November 1, 2006 the purchase of all shares based on the resolution through market purchase on the Tokyo Stock Exchange. The details are as follows. (i) Number of shares of treasury stocks acquired 500,000 shares (ii) Total amount of acquisition price ¥762,472,000 In this regard, among the above acquisition, for the purchase after October 1, 2006, the total acquisition number was 336,400 shares and the total amount of acquisition was ¥484,132 thousand.	1. Decision on Material Capital Investment Plan The Company adopted a resolution at the board of directors' meeting held on October 23, 2007 that expansion of manufacturing facilities shall be made at Nakadahara-Nishi Factory of the Company for the purpose of manufacturing of 3D (stereoscopic displays) related materials as follows. (1) Details of Facilities Manufacturing facilities of 3D (stereoscopic displays) related materials. (2) Period of Introducing Facilities Start of Construction: December 2007 Scheduled Start of Operation: November 2008 (3) Scheduled Investment Amount Approximately ¥4,000 million (4) Effect By the completion of the facilities, the Company will be able to respond to active inquiries for 3D (stereoscopic displays) related materials expected in the future.	---
---	2. Acquisition of a company by purchase of shares The Company, based on a resolution adopted at the board of directors' meeting held on September 21, 2007, made Colorlink Japan, Co., Ltd., an affiliated company to which the equity method was applied, a wholly owned subsidiary of the Company by acquiring all the outstanding shares of the object company as of November 20, 2007. (1) Purpose of Acquisition of Shares For the purpose of promoting collaboration of display business with the Company, it was determined to be a wholly owned subsidiary. (2) Name of the company from which shares are purchased REAL D, Inc. (3) Name of the company acquired, business line and size (i) Name: Colorlink Japan Co., Ltd. (ii) Business Line: manufacturing and sale of special optical films (iii) Size (as of the end of the term ended March 31, 2007) Capital: ¥187,687 thousand Net sales: ¥2,317,649 thousand (4) Acquisition of Shares November 20, 2007 (5) Number of shares to be acquired, acquisition price and the equity ratio after acquisition Number of shares to be acquired: 2,331 shares Acquisition price: ¥363,132 thousand Equity ratio after acquisition: 100%	---

(2) Other

No applicable matters.

6. Reference Information on the Submitting Company

The Company submitted the following documents to authorities during the period from the first day of the current interim accounting period through the date for filing the semi-annual report.

(1) Securities Report and the attached documents
Fiscal year (the 59th term)
April 1, 2006 through March 31, 2007
Submitted to the Chief of the Kanto Financial Affairs Bureau on June 29, 2007.

(2) Extraordinary Report
Submitted to the Chief of the Kanto Local Finance Bureau on June 28, 2007
This is an Extraordinary Report under the provisions of Article 19, paragraph 2, item 2-2 of Cabinet Office Ordinance concerning Disclosure of Corporate Businesses Conditions, etc. (issue of new share subscription rights as a stock option).

(3) Amendment to the Extraordinary Report
Submitted to the Chief of the Kanto Local Finance Bureau on August 1, 2007.
This is the amendment report to the Extraordinary Report submitted on June 28, 2007.

PART II. INFORMATION ON GUARANTY COMPANIES OF THE SUBMITTING COMPANY, ETC.

No applicable matters.

Interim Audit Report of Independent Audit Corporation

December 19, 2006

To: Board of Directors
Arisawa Mfg. Co., Ltd.

Ernst & Young ShinNihon

Shinji Tanabe [Seal]
Designated and Operating Partner, Certified Public Accountant

Shigeki Nakajima [Seal]
Designated and Operating Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Designated and Operating Partner, Certified Public Accountant

We conducted an interim audit of interim consolidated financial statements, consisting of an interim consolidated balance sheet, interim consolidated profit and loss statement, statement of interim consolidated shareholders' equity fluctuation and interim consolidated cash flow statements, for the interim consolidated accounting period (from April 1, 2006 to September 30, 2006) in the consolidated fiscal year from April 1, 2006 to March 31, 2007 of Arisawa Mfg. Co., Ltd., posted in "Status of Accounting" in order to conduct audit certification under the Securities and Exchange Law, Article 193-2. Management holds responsibility for preparation of these interim consolidated financial statements and our responsibility is to express our opinions regarding these interim consolidated financial statements from an independent position.

We conducted an interim audit in compliance with the standards for an interim audit in Japan. The standards for an interim audit requires us to obtain a reasonable assurance of the interim consolidated financial statements as a whole that there is no material misstatement which impairs the judgment of investors in relation to representation of useful information in the interim consolidated financial statements. An interim audit was conducted mainly by analytical procedures for audit and additional audit procedures were added as appropriate. We believe we obtained a reasonable basis for expressing our opinions on the interim consolidated financial statements as a result of our interim audit.

We recognize and certify that the above interim consolidated financial statements represent useful information about the financial condition of Arisawa Mfg. Co., Ltd. and its consolidated subsidiaries as of September 30, 2006 and the business results and the status of cash flows for the interim consolidated accounting period that ends the same day (from April 1, 2006 to September 30, 2006) in compliance with the standards for preparation of interim consolidated financial statements generally accepted in Japan.

Additional Information

As stated in the "Changes in Substantial Underlying Matters for Preparation of Interim Consolidated Financial Statements," as the Company has applied the "Accounting Standards for Representation of Net Assets in the Balance Sheet" and the "Accounting Standards for Stock Option, etc." from the current interim consolidated accounting period, the interim consolidated financial statements are prepared in accordance with these accounting standards.

As stated in "segment information by business category," the Company has omitted statement of segment information from the current interim consolidated accounting period.

There exists no special interest between the Company and this audit corporation or the operating partners to be stated under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original is kept separately by the company submitting the semi-annual report.

Interim Audit Report of Independent Audit Corporation

December 18, 2007

To: Board of Directors
Arisawa Mfg. Co., Ltd.

Ernst & Young ShinNihon

Shinji Tanabe [Seal]
Designated and Operating Partner, Certified Public Accountant

Shigeki Nakajima [Seal]
Designated and Operating Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Designated and Operating Partner, Certified Public Accountant

We conducted an interim audit of interim consolidated financial statements, consisting of an interim consolidated balance sheet, interim consolidated profit and loss statement, statement of interim consolidated shareholders' equity fluctuation and interim consolidated cash flow statements, for the interim consolidated accounting period (from April 1, 2007 to September 30, 2007) in the consolidated fiscal year from April 1, 2007 to March 31, 2008 of Arisawa Mfg. Co., Ltd., posted in "Status of Accounting" in order to conduct audit certification under the Japanese SOX Act, Article 193-2 paragraph 1. Management holds responsibility for preparation of these interim consolidated financial statements and our responsibility is to express our opinions regarding these interim consolidated financial statements from an independent position.

We conducted an interim audit in compliance with the standards for an interim audit in Japan. The standards for an interim audit requires us to obtain a reasonable assurance of the interim consolidated financial statements as a whole that there is no material misstatement which impairs the judgment of investors in relation to representation of useful information in the interim consolidated financial statements. An interim audit was conducted mainly by analytical procedures for audit and additional audit procedures were added as appropriate. We believe we obtained a reasonable basis for expressing our opinions on the interim consolidated financial statements as a result of our interim audit.

We recognize and certify that the above interim consolidated financial statements represent useful information about the financial condition of Arisawa Mfg. Co., Ltd. and its consolidated subsidiaries as of September 30, 2007 and the business results and the status of cash flows for the interim consolidated accounting period that ends the same day (from April 1, 2007 to September 30, 2007) in compliance with the standards for preparation of interim consolidated financial statements generally accepted in Japan.

There exists no special interest between the Company and this audit corporation or the operating partners to be stated under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original is kept separately by the company submitting the semi-annual report.

Interim Audit Report of Independent Audit Corporation

December 19, 2006

To: Board of Directors
Arisawa Mfg. Co., Ltd.

Ernst & Young ShinNihon

Shinji Tanabe [Seal]
Designated and Operating Partner, Certified Public Accountant

Shigeki Nakajima [Seal]
Designated and Operating Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Designated and Operating Partner, Certified Public Accountant

We conducted an interim audit of interim financial statements, consisting of an interim balance sheet, interim profit and loss statement and statement of interim shareholders' equity fluctuation, for the interim accounting period (from April 1, 2006 to September 30, 2006) in the 59th business year from April 1, 2006 to March 31, 2007 of Arisawa Mfg. Co., Ltd., posted in "Status of Accounting" in order to conduct audit certification under the Securities and Exchange Law, Article 193-2. Management holds responsibility for preparation of these interim financial statements and our responsibility is to express our opinions regarding these interim financial statements from an independent position.

We conducted an interim audit in compliance with the standards for an interim audit in Japan. The standards for an interim audit requires us to obtain a reasonable assurance of the interim financial statements as a whole that there is no material misstatement which impairs the judgment of investors in relation to representation of useful information in the interim financial statements. An interim audit was conducted mainly by analytical procedures for audit and additional audit procedures were added as appropriate. We believe we obtained a reasonable basis for expressing our opinions on the interim financial statements as a result of our interim audit.

We recognize and certify that the above interim financial statements represent useful information about the financial condition of Arisawa Mfg. Co., Ltd. as of September 30, 2006 and the business results for the interim accounting period that ends the same day (from April 1, 2006 to September 30, 2006) in compliance with the standards for preparation of interim financial statements generally accepted in Japan.

Additional Information

As stated in the "Changes in Substantial Underlying Matters for Preparation of Interim Financial Statements," as the Company has applied the "Accounting Standards for Representation of Net Assets in the Balance Sheet" and the "Accounting Standards for Stock Option, etc." from the current interim accounting period, the interim financial statements are prepared in accordance with these accounting standards.

There exists no special interest between the Company and this audit corporation or the operating partners to be stated under the provisions of the Certified Public Accountant Law.

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original is kept separately by the company submitting the semi-annual report.

Interim Audit Report of Independent Audit Corporation

December 18, 2007

To: Board of Directors
Arisawa Mfg. Co., Ltd.

Ernst & Young ShinNihon

Shinji Tanabe [Seal]
Designated and Operating Partner, Certified Public Accountant

Shigeki Nakajima [Seal]
Designated and Operating Partner, Certified Public Accountant

Naoki Nomoto [Seal]
Designated and Operating Partner, Certified Public Accountant

We conducted an interim audit of interim financial statements, consisting of an interim balance sheet, interim profit and loss statement and statement of interim shareholders' equity fluctuation, for the interim accounting period (from April 1, 2007 to September 30, 2007) in the 60th business year from April 1, 2007 to March 31, 22008 of Arisawa Mfg. Co., Ltd., posted in "Status of Accounting" in order to conduct audit certification under the Japanese SOX Act, Article 193-2 paragraph 1. Management holds responsibility for preparation of these interim financial statements and our responsibility is to express our opinions regarding these interim financial statements from an independent position.

We conducted an interim audit in compliance with the standards for an interim audit in Japan. The standards for an interim audit requires us to obtain a reasonable assurance of the interim financial statements as a whole that there is no material misstatement which impairs the judgment of investors in relation to representation of useful information in the interim financial statements. An interim audit was conducted mainly by analytical procedures for audit and additional audit procedures were added as appropriate. We believe we obtained a reasonable basis for expressing our opinions on the interim financial statements as a result of our interim audit.

We recognize and certify that the above interim financial statements represent useful information about the financial condition of Arisawa Mfg. Co., Ltd. as of September 30, 2007 and the business results for the interim accounting period that ends the same day (from April 1, 2007 to September 30, 2007) in compliance with the standards for preparation of interim financial statements generally accepted in Japan.

There exists no special interest between the Company and this audit corporation or the operating partners to be stated under the provisions of the Certified Public Accountant Law.

END

Note: All matters in the above are copied electronically from the matters recorded in the original Interim Audit Report. The original is kept separately by the company submitting the semi-annual report.